Filed by Quad/Graphics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Act of 1934

Filer:  Quad/Graphics, Inc.

Commission File No.:  001-34806

Subject Company: LSC Communications, Inc.

Commission File No.:  001-37729

Date: October 31, 2018

EXPLANATORY NOTE

This filing relates to the proposed transaction between Quad/Graphics, Inc. (the “Company”) and LSC Communications, Inc. (“LSC”) pursuant to the Agreement and Plan of Merger, dated as of October 30, 2018, by and among the Company, QLC Merger Sub, Inc. and LSC.

The following documents and communications were distributed by the Company on October 31, 2018 and are included herein:

•                  Client Company Update, dated as of October 31, 2018;

•                  Company Employee FAQ, dated as of October 31, 2018;

•                  Transcript of Company Earnings Conference Call held on October 31, 2018;

•                  Electronic Message to Gold Tag Distribution List, dated as of October 31, 2018;

•                  Electronic Message to Company, dated as of October 31, 2018;

•                  Company Employee FAQs, dated as of October 31, 2018;

•                  Company Client FAQs, dated as of October 31, 2018;

•                  Letter to Clients, dated as of October 31, 2018;

•                  Electronic Message to Clients, dated as of October 31, 2018;

•                  Client Talking Points for Employees, dated as of October 30, 2018;

•                  Supplier Talking Points for Employees, dated as of October 31, 2018;

•                  Letter to Supplier (Logistics), dated as of October 31, 2018;

•                  Letter to Supplier (Procurement), dated as of October 31, 2018;

•                  Letter to Supplier (Paper Services), dated as of October 31, 2018;

•                  Infographic, dated as of October 31, 2018;

•                  Presentation to Sales Team, dated as of October 31, 2018; and

•                  Social Media Postings, dated as of October 31, 2018.

Quad Update October 31, 2018

Forward-Looking Statements • This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Quad/Graphics and the combined businesses of Quad/Graphics and LSC Communications and certain plans and objectives of Quad/Graphics with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: (1) the ability to complete the proposed transaction between Quad/Graphics and LSC Communications on the anticipated terms and timetable; (2) the ability to obtain approval by the shareholders of Quad/Graphics and the stockholders of LSC Communications related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) risks relating to any unforeseen liabilities of LSC Communications or Quad/Graphics; (7) consumer demand for our products; (8) our ability to manage disruptions in credit markets or changes to our credit rating; (9) the success or timing of completion of ongoing or anticipated capital or maintenance projects; (10) the reliability of processing units and other equipment; (11) business strategies, growth opportunities and expected investment; (12) the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plans, including within the expected timeframe; (13) the effect of restructuring or reorganization of business components; (14) the potential effects of judicial or other proceedings on our businesses, financial condition, results of operations and cash flows; (15) continued or further volatility in and/or degradation of general economic, market, industry or business conditions; (16) the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; (17) the ability to implement integration plans for the proposed transaction, including with respect to sales forces, cost containment, asset realization, systems integration and other key strategies; (18) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (19) unexpected costs, charges or expenses resulting from the proposed transaction; (20) the impact of adverse market conditions or other similar risks to those identified herein affecting Quad/Graphics and LSC Communications and (21) the factors set forth under the heading “Risk Factors” in Quad/Graphics’ and LSC Communications’ respective Annual Reports on Form 10-K for the year ended December 31, 2017, filed with the SEC. These forward-looking statements are based on numerous assumptions and assessments made by Quad/Graphics in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Quad/Graphics does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Quad/Graphics’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its reports filed on Form 10-Q and Form 8-K. • • 2

Transaction-Related Communications Additional Information and Where to Find It The proposed transaction involving Quad/Graphics and LSC Communications will be submitted to the holders of class A and class B common stock of Quad/Graphics and to the holders of common stock of LSC Communications for their consideration. In connection with the proposed transaction, Quad/Graphics will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Quad/Graphics and LSC Communications will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. Quad/Graphics urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Quad/Graphics Corporate Communications upon request to Claire Ho, at 414-566-2955 or cho@qg.com, or from LSC Communications Investor Relations, Janet Halpin, at investor.relations@lsccom.com or 773-272-9275. Participants in Solicitation Quad/Graphics, LSC Communications and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Quad/Graphics’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 21, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 4, 2018. You can find information about LSC Communication’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 22, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 10, 2018. These documents can be obtained free of charge from the sources indicated above. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder. 3

Stronger Together Quad/Graphics to Acquire LSC Communications in All-Stock Transaction Business Combination Creates Highly Efficient Print Platform to Fuel Quad’s 3.0 Transformation and Strengthen the Role of Print in a Multichannel Media World 4

Stronger Together A leading marketing solutions provider. A global leader in print and digital media solutions. $4.2 billion $3.9 billion 9/30/2018 Net Sales — Trailing Twelve Months(1) 9/30/2018 Net Sales — Trailing Twelve Months 55 Manufacturing Locations Worldwide 59 Manufacturing Locations Worldwide 6,900 Clients Worldwide 3,000 Clients Worldwide 22,000 Employees Worldwide 22,000 Employees Worldwide (1) Note that LSC Communications 9/30/2018 net sales on a trailing twelve month basis includes $244 million of sales associated with the European printing business that was sold on 9/28/2018. 5

Strategic Rationale for Acquisition Delivers More Efficiency & Flexibility Opportunities for Clients Generates Synergies & Additional Free Cash Flow Fuels Quad 3.0 Transformation • Expected to generate net synergies in less than two years. Expected to create additional Free Cash Flow generation. • Creates a highly efficient print platform to fuel Quad’s 3.0 transformation strategy that creates value by leveraging Quad’s strong print foundation as part of a much larger and more robust integrated marketing solutions offering. Strengthens role of print in a multichannel world. Broadens Quad’s client base and revenue-generating potential. • + • • Maintains Long-Term Strategic Vision Maintains Strong & Healthy Balance Sheet • Preserves Quadracci Family leadership and voting control in the company. • Joel Quadracci will be Chairman, President & CEO of the combined company. • • All-stock transaction Allows Quad to maintain strong and healthy balance sheet for future capital deployment opportunities, including investing in the business, making strategic acquisitions and returning capital to shareholders. 6 • Enhances production and distribution efficiencies and flexibility from the greater scale of the combined complementary platforms. • Expands logistics services and volume-driven postage savings programs like co-mail. • Strengthens print management services and business process outsourcing.

Combination Strengthens Print Platform 4% 6% Magazine, Catalog $4.2 billion Int’l. Logistics $8.1 billion 9/30/2018 Net Sales — 8% Logistics Magazine, & Retail Magazine, 14% Products Int’l.(1) & Retail Books Books Trailing Twelve Months(1) 7 Packaging Other & Instore Media Bo ks Solutions 9%49% & Retail Inserts 9/30/2018 Net Sales — 10% Trailing Twelve Months Dire Mail & mercial 2%, Directories 2%, Media Solutions Logistics 5% Int’l.(1) 41% Office Catalog Inserts $3.9 billion 9/30/2018 Net Sales — 27% (1) Note that LSC Communications 9/30/2018 net sales on a trailing twelve month basis includes $244 mill Packaging & Instore Other Media Solutions 3%3% Direct Mail & Commercial Office Products 45% Catalog Trailing Twelve MonthsInserts 9% 16% ion of sales associated with the European printing business that was sold on 9/28/2018.

Thank you

Quad/Graphics Employee FAQ on LSC Acquisition Last Updated 10-31-18 @ 7 a.m. For Internal Reference Only. Do NOT Forward or Distribute. 1 Question Answer GENERAL QUESTIONS 1. In brief, what has Quad/Graphics announced? •Quad intends to acquire LSC Communications, a leader in print and digital media solutions 2. When is the acquisition expected to close? •The acquisition is expected to close in mid-2019 pending customary closing conditions, including regulatory approval, and approval by Quad and LSC shareholders. 3. What are the key facts about LSC? •Leader in print and digital media solutions • Product offering includes books, magazines, catalogs, gravure retail inserts, directories and office products •Service offering includes logistics, warehousing, fulfillment, supply change management and e-services • Net Sales: $3.9 billion (as of 9/30/18) •Clients: > 3,000 retailers, catalogers, publishers and merchandisers •Employees: ~ 22,000 people •Locations: 59 manufacturing and distribution facilities in the U.S. and Mexico • Headquarters: Chicago •Top Exec: Chairman, CEO & President Thomas J. Quinlan III •Publicly traded on NYSE as LKSD •Spun off from RR Donnelley (RRD) on October 1, 2016 •Has completed 9 acquisitions since RRD spinoff, including: oRRD’s Print Logistics business oLogistics providers Fairrington Transportation and The Clark Group oPrinters Publishers Press and CREEL •Sold its retail offset printing facilities to Trend Offset Printing in May 2018 •Sold its Poland operations to Walstead Group in September 2018

2 4. Why is Quad/Graphics pursuing the LSC acquisition? How will this benefit clients? •This acquisition: oCreates lasting value for the company, our clients and our shareholders. oFurther strengthens our print platform, which is a key part of of unique integrated marketing solutions offering. oDelivers cost-and time-saving opportunities to clients through: ›Enhanced production and distribution efficiencies and flexibility from the greater scale of the combined complementary platforms. ›Expanded logistics services and volume-driven postage savings programs, such as co-mailing, backed by experienced and proven leadership. ›Strengthened print management services and business process outsourcing. oFuels our Quad 3.0 transformation as a marketing solutions provider that not only helps clients plan and produce programs, but also physically execute and measure them across traditional and digital channels. ›This reduces the complexity of having to work with multiple specialized agencies, while increasing process efficiencies and marketing spend effectiveness. •LSC: oLike Quad, is committed to providing clients with the highest quality products and services at the lowest total cost. oHas recently invested in its supply chain management services (e.g., warehousing, inventory management, fulfillment). oIs a leader in logistics, providing value-added distribution, consolidation, transportation management and international freight forwarding services to the print, publishing and retail sectors. 5. What is the status of Quad/Graphics and LSC during this period prior to closing? •We will continue to operate as separate and independent companies. This means business as usual in terms of our day-to-day operations, including sales activities. •We will continue to compete with LSC until the transaction closes and must be careful not to disclose and/or share sensitive business information in any way with LSC and its employees.

3 6. How will Quad pay for this acquisition? •This is an all-stock transaction. •The transaction structure will enable us to maintain a strong and healthy balance sheet, and remain a financially stable company. •For complete details, read our company’s October 31 press release. 7. Who will run the combined company? •Joel wil continue to serve as Chairman, President & CEO of the combined company, and the Quadracci Family will continue to have voting control of the company. •Quad will welcome two additional board members from LSC. •There are no other leadership changes to report at this time. 8. Are there any antitrust issues with the transaction? •The transaction is subject to customary regulatory approvals, including antitrust approval under the Hart-Scott-Rodino Act. Quad and LSC will be providing the relevant government agencies with information about our companies and the transaction for the purpose of securing this approval. •We will respond to all questions by regulators. •We believe regulators will see that this transaction will benefit clients. 9. Is there overlap in operations? How will those overlaps be addressed? •Following transaction close, we will proceed with integrating operations in ways that optimize the resulting platform and provide maximum benefits and efficiencies for clients. • Additional details about how we will integrate operations, including any possible changes to our combined companies’ manufacturing and service platform, will be shared after the transaction closes.

4 10. What are Quad’s integration plans? • Details about how we will combine our companies’ manufacturing and service platform will be shared after the transaction closes. •For now, it’s business as usual. 11. Is there anything now that we should be doing to prepare to operate as a combined company? •We have only just announced our intent to acquire LSC and there are multiple steps before completing the transaction. • Until the acquisition closes, LSC and Quad remain separate and independent companies, and we will continue to compete vigorously. Again, it is business as usual until the acquisition closes, which is expected to take in mid-2019. 12. What are plans for contacting clients of both companies? •Joel, other members of our executive team and sales reps will be reaching out directly to clients to talk through the agreement (via phone or in-person visits or both). •Joel has prepared a letter for clients that will be forwarded via email by our sales reps. 13. How will this transaction impact Quad suppliers? Do our suppliers need to know anything special about today’s announcement? •This transaction does not affect Quad’s existing agreements with our suppliers. •If a Quad supplier also conducts business with LSC, they should look for direct communication from LSC. •Quad cannot have any discussions regarding LSC’s pricing, terms, etc., with suppliers until after the transaction closes in mid-2019. •We have prepared a letter for suppliers that will be forwarded via email by Procurement and/or Paper Services.

### Required Communications Additional Information and Where to Find It The proposed transaction involving Quad/Graphics and LSC Communications will be submitted to the holders of class A and class B common stock of Quad/Graphics and to the holders of common stock of LSC Communications for their consideration. In connection with the proposed transaction, Quad/Graphics will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Quad/Graphics and LSC Communications will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. Quad/Graphics urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Quad/Graphics Corporate Communications upon request to Claire Ho, at 414-566-2955 or cho@qg.com, or from LSC Communications Investor Relations, Janet Halpin, at investor.relations@lsccom.com or 773-272-9275. Forward-Looking Statements This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Quad/Graphics and the combined businesses of Quad/Graphics and LSC Communications and certain plans and objectives of Quad/Graphics with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: (1) the ability to complete the proposed transaction between Quad/Graphics and LSC Communications on the anticipated terms and timetable; (2) the ability to obtain approval by the shareholders of Quad/Graphics and the stockholders of LSC Communications related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in 5 14. Is there anything I must do differently now pending the final closing? •We have only just announced our intent to acquire LSC, and there are multiple steps before completing the transaction. •For now, LSC and Quad remain separate and independent companies, and we will continue to compete vigorously. • It is business as usual until the acquisition closes, which is expected to take place in mid-2019.

connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) risks relating to any unforeseen liabilities of LSC Communications or Quad/Graphics; (7) consumer demand for our products; (8) our ability to manage disruptions in credit markets or changes to our credit rating; (9) the success or timing of completion of ongoing or anticipated capital or maintenance projects; (10) the reliability of processing units and other equipment; (11) business strategies, growth opportunities and expected investment; (12) the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plans, including within the expected timeframe; (13) the effect of restructuring or reorganization of business components; (14) the potential effects of judicial or other proceedings on our businesses, financial condition, results of operations and cash flows; (15) continued or further volatility in and/or degradation of general economic, market, industry or business conditions; (16) the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; (17) the ability to implement integration plans for the proposed transaction, including with respect to sales forces, cost containment, asset realization, systems integration and other key strategies; (18) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (19) unexpected costs, charges or expenses resulting from the proposed transaction (20) the impact of adverse market conditions or other similar risks to those identified herein affecting Quad/Graphics and LSC Communications and (21) the factors set forth under the heading “Risk Factors” in Quad/Graphics’ and LSC Communications’ respective Annual Reports on Form 10-K for the year ended December 31, 2017, filed with SEC. These forward-looking statements are based on numerous assumptions and assessments made by Quad/Graphics in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Quad/Graphics does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Quad/Graphics’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its reports filed on Form 10-Q and Form 8-K. Participants in Solicitation Quad/Graphics, LSC Communications and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Quad/Graphics’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 21, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 4, 2018. You can find information about LSC Communication’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 22, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 10, 2018. These documents can be obtained free of charge from the sources indicated above. 6

Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder. 7

Final Transcript Quad/Graphics Inc - QUAD - Earning Conference Call/Presentation-10/31/18 09:00 AM Corporate Participants David J. Honan - Quad/Graphics, Inc. - Executive VP & CFO J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO Kyle Egan - Quad/Graphics, Inc. - Director of IR & Assistant Treasurer Thomas J. Quinlan - LSC Communications, Inc. - Chairman, CEO & President Conference Call Participants Daniel Andres Jacome - Sidoti & Company, LLC - Analyst Charles S. Strauzer - CJS Securities, Inc. - Senior MD of Sales and Trading Bryan Nicholas Burgmeier - Citigroup Inc, Research Division - Associate James Martin Clement - The Buckingham Research Group Incorporated - Analyst William McGoldrick Mastoris - Robert W. Baird & Co. Incorporated, Research Division - High Yield Desk Analyst Presentation Kyle Egan - Quad/Graphics, Inc. - Director of IR & Assistant Treasurer Thank you, operator, and good morning, everyone. With me today are Joel Quadracci, Quad/Graphics Chairman, President and Chief Executive Officer; Tom Quinlan, LSC Communications Chairman, Chief Executive Officer and President; and Dave Honan, Quad/Graphics Executive Vice President and Chief Financial Officer. Joel and Tom will lead off today's call with a detailed strategic overview of Quad/Graphics definitive agreement to acquire LSC Communications. Dave will follow with a summary of the financial rationale for the transaction and an overview of Quad's third quarter 2018 financial results, followed by Q&A. I'd like to remind everyone that this call is being webcast, and forward-looking statements are subject to safe harbor provisions as outlined in our quarterly news release and in today's slide presentation on Slide 3.

Quad's financial results are prepared in accordance with generally accepted accounting principles, however, this presentation also contains non-GAAP financial measures, including adjusted EBITDA, adjusted EBITDA margin, free cash flow, free cash flow conversion and debt leverage ratio. We have included in the slide presentation reconciliations of these non-GAAP financial measures to GAAP financial measures. On Slide 4, I'd like to remind everyone that information about the transaction discussed today will be available in the parties joint proxy statement. The information of all parties who may be participants in the process will also be available in the joint proxy statement. To be clear, this is --this communication is not an offer to sell or the solicitation of an offer to buy securities. It is also not the solicitation of a proxy from an investor or shareholder. Finally, a replay of the call and the slide presentation will be available on the Investors section of Quad's and LSC's respective websites shortly after our call concludes today. I'll now hand the call over to Joel. J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO Thank you, Kyle, and good morning, everyone. Today is a truly defining moment in Quad's 47-year journey. I'm extremely pleased to announce our intent to acquire LSC Communications, a well known and respected $3.9 billion leader in print and digital media solutions. LSC is a publicly traded company on the New York Stock Exchange and has approximately 22,000 employees who serve more than 3,000 retailers, catalogers, publishers and merchandisers from 46 manufacturing facilities and 13 distribution facilities in the United States and Mexico. With me today is Tom Quinlan, the Chairman and CEO and President of LSC Communications, and we look forward to walking you through the strategic rationale for Quad's acquisition of LSC and the opportunity it creates for all our key stakeholders. The combination of Quad and LSC Communications is a natural and strategic fit. Slide 7 provides a high-level overview of the strategic and financial rationale for this transaction. Together with LSC Communications, we will create a highly efficient print platform to fuel Quad 3.0, our strategy to create more value by leveraging our strong print foundation as part of a much larger, more robust integrated marketing solutions offering, deliver cost and time savings opportunities for our clients, maintain our long-term strategic vision by preserving my family's leadership and voting control in the company, generate synergies and additional free cash flow to create a more profitable combined company and maintain our strong and healthy balance sheet from the all-stock transaction structure. Each of these points will be expanded upon further throughout today's presentation. At this point, I'd like to pass the call over to Tom for his comments. Thomas J. Quinlan - LSC Communications, Inc. - Chairman, CEO & President Thank you, Joel. And I'm pleased to join Joel and his team to announce this exciting combination. Since LSC Communications became a stand-alone public company 2 years ago, we have added critical scale, capabilities and technologies. We've done this through acquisitions and divesting assets and through [tailoring] unique comprehensive supply chain solutions for our clients that address the root of their strategic needs. Additionally, we have established a strong logistics network and developed critical partnerships to help us revolutionize how our clients distribute content to all channels. This has all been done to strengthen our position as a leading innovator in print and multichannel logistics. Like Quad, LSC is an innovative customer-first focused company. We shared commitment to challenging ourselves to do better tomorrow than we did yesterday. With Quad integrated marketing solutions offering as a base, this combination will build on and create new opportunities for our businesses, including book, magazine, catalog, office products, logistics and pre-media. And with our investments in innovative solutions, such as (inaudible) and companies like MAZ and StoryFit, we believe as one company, we will be positioned at the forefront of a new age of content distribution and consumer engagement. We're pleased that LSC shareholders will benefit from the significant projected synergies and upside potential of the combined company. As we noted in the joint press release, we expect the combined company will deliver a broader client base for cross selling and marketing outsourcing opportunities. The combined company will also have enhanced product --production and distribution efficiencies and flexibility from the greater scale of the combined complementary platforms, supported by the printing industry's most experienced operators and innovators. In addition, the combined company will have increased financial scale and a strong balance sheet. Before I turn the call back to Joel, I would like to thank the thousands of LSC Communications employees who work hard every day and execute so well on our strategy. Their dedication and unwavering commitment to our clients is the reason we are a leader today. I look forward to working with Joel and his team to ensure that the combined company is set up for success.

And with that, I will turn it back over to Joel. J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO Thank you, Tom, and I really appreciate you joining us today. Moving on to Slide 8. You will see a snapshot of the combined company's annual revenue for the 12 months ended September 30, 2018, of approximately $8 billion broken out by product and geography. The combination of Quad and LSC creates a compelling platform to better serve our clients utilizing magazines, catalogs, books, directories and retail inserts. These clients will benefit from significant cost and time-saving opportunities in several different ways; enhance production and distribution efficiencies and flexibility from the greater scale of the complementary platforms; expanded logistics services and volume-driven postage savings program, such as co-mailing, backed by experienced and proven leadership; strengthened print management services and business process outsourcing; and for book publishers, specifically, the strength of our combined platforms will create a truly end-to-end service offering that includes front-end workflow solutions, a large-scale state-of-the-art digital printing platform, complemented by an extensive offset platform and back-end integrated systems for finishing, distribution and fulfillment. Through this offering, we intend to redefine the entire book supply chain providing book publishers with increased customization and versioning capabilities, faster time to market and reduced waste in inventories and obsolescence. The acquisition of LSC Communications will strengthen our print platform to fuel our Quad 3.0 transformation. All product categories and geographies will benefit from our integrated marketing solutions, and with an expanded list of clients, we will broaden our ability to help more retailers, marketers and publishers benefit from our expanded value proposition. The LSC acquisition is an all-stock transaction valued at approximately $1.4 billion, including the refinancing of LSC's debt. We have structured the deals in all-stock transaction to allow us to maintain our strong balance sheet and healthy credit profile for future capital deployment opportunities. Under the terms of the agreement, LSC shareholders will receive 0.625 shares of Quad Class A common stock for each LSC share they own, representing approximately 29% total economic ownership and approximately 11% of the total voting power of the combined company.

Based on the closing share prices of both companies on October 30, 2018, the merger consideration represents a premium of 34% to LSC Communications' shareholders. Quad shareholders will continue to own Class A and Class B shares representing approximately 71% of the total economic ownership of the combined company and approximately 89% total voting power of the combined company. Post-closure, my family will continue to have voting control at 70%, which will provide us with continued stability and flexibility as we work to achieve our long-term strategic vision in a disrupted marketplace. Additionally, Quad will expand its Board of Directors to include 2 members of --from LSC Communications existing board. The closing of this transaction is not contingent on financing, and Quad has secured a financing commitment from JPMorgan Chase bank. We expect the transaction to close in mid-2019, pending customary closing conditions, including regulatory approval and the approval by both companies' shareholders. When making a decision to acquire, we take a disciplined approach and conduct a thorough review process to ensure there is a good strategic fit for Quad and our clients. The economics makes sense. The integrated plan is executable, and we can maintain the integrity of our strong balance sheet. The LSC Communications acquisition meets all these criteria, and we believe it will create the opportunity for approximately $135 million in net synergies within less than 2 years through the elimination of duplicative functions, capacity rationalization, greater operational efficiencies, greater efficiencies in supply chain management, that will also benefit our clients. We anticipate the significant level of synergies will result in a more profitable combined company with a strong and healthy balance sheet. We are optimistic about the opportunity we have with LSC and the value it will deliver to our combined company's shareholders, clients and employees. For those of you on the call who are new to the Quad story, I want to take a moment now to walk you through our history and go-forward strategy in the context of our announcement today. We describe Quad's transformative journey in terms of evolutions with each success of evolution strategically building on the strengths of the previous one. Our growth strategy builds from our guiding purpose to create a better way for our clients, employees and shareholders. We do this by listing to our clients and evolving our offering to capitalize on opportunities that address their needs.

In this way, no single evolution replaces the next, but layers on greater value for our clients across all product and service offerings. Quad 1.0 covered a period of tremendous organic growth that began with our company founding by my father, Harry V. Quadracci, in 1971. During our first 40-year period, the company grew rapidly through greenfield growth. We built a premier manufacturing and distribution platform and established Quad/Graphics as one of the industry's foremost innovators with a strong company culture based on values that remain in place today. Quad 2.0 began in 2010 and continues today with our ongoing role as a disciplined industry consolidator. We first saw an opportunity to participate in industry consolidation in response to economic and industry pressure followed by the --following the Great Recession of 2008 and 2009, which severely impacted print volumes and accelerated the impact of media disruption. Through a series of consolidating acquisitions that included Worldcolor, Vertis Communications and Brown Printing, we added experienced talent, expanded our product offering and consolidated our operations to remove inefficient and underutilized capacity and created the advanced, highly automated and efficient manufacturing and distribution platform we have today. To make certain that we continue to drive productivity improvements into the future, we have a strong and engaged workforce focused on maintaining our status as the industry's high-quality, low-cost producer. This allows us to generate the earnings and cash flow necessary to support future value-creating opportunities like the acquisition of LSC Communications. In Quad 3.0, we continue to leverage our strong print foundation built over the past 47 years as part of a much larger and more robust integrated marketing offering depicted on Slide 11. Today's marketers and content creators face significant media disruption, and they need a trusted partner who understands their business challenges and provides new ideas to help grow their business. We believe our print foundation, which is a key component of media deployment is a true differentiator in our integrated offering. As a marketing solutions partner, we not only help our clients plan and produce programs, but also physically execute and measure them across print and digital channels.

Our integrated offering provides our clients with unmatched scale for on-site marketing services, integrated execution and expanded subject matter expertise in digital, media and creative. This compelling value proposition allows us to remove the complexity our clients face when working with multiple agency partners and provides them with one integrated strategy that will help them reach their marketing goals. In doing so, we increase efficiencies through workflow reengineering, content production and process optimization and improve their overall marketing spend effectiveness through data-driven insights and enhance personalization leading to more real-time and actionable measurement. Key to our success in Quad 3.0 is our ability to expand our service offering to meet our client's evolving needs and make certain we have the appropriate resources and technology to scale in a significant way. To accomplish this, we take a disciplined, build, partner, acquire approach. In core strategic functions, we hire marketing professionals with client-side experience and build the capability from within. We partner with companies whose expertise helps us fill a specific gap or amplify our offering. And when we want to quickly scale to accelerate our transformation, we acquire the company if the opportunity meets our disciplined acquisition criteria. So whether we build the capability internally, acquire the expertise externally or increase our investment in existing partnership, the result is a strategy centered on marketing solutions integration from understanding data insights, building strategy and developing creative, to buying media and deploying content across all channels. In Quad 3.0, our expertise in planning and efficiently buying media on behalf of our clients has grown to $750 million and has expanded from traditional print to digital channels and now includes TV and radio. To be clear, our acquisition of LSC Communications fits perfectly into the strategy and will further fuel our Quad 3.0 transformation to a marketing solutions partner and strengthen the role of print, a trusted media form. In Quad 3.0, we are redefining print's role in the highly competitive new media landscape. This combination will generate the earnings and cash flow necessary to support future value-creating opportunities that strengthen our integrated marketing solutions offering.

Upon closure, we look forward to welcoming LSC Communications' employees to Quad where they will join a dynamic organization focused on growth and transformation with strong values-based culture. Until then, it is business as usual, and we remain firmly focused on day-to-day production to ensure we meet our clients' needs and remain well positioned to succeed. I want to remind you that Quad has a proven track record of doing large scale integrations, and we are confident in our ability to deliver on synergies, while continuing to execute on our Quad 3.0 transformation. Now I will turn the call over to Dave, who will provide further detail on the financial rationale for the acquisition of LSC. David J. Honan - Quad/Graphics, Inc. - Executive VP & CFO Thanks, Joel. Good morning, everyone. We believe the acquisition of LSC Communications will create value for both companies shareholders through significant synergies and strong free cash flow generation as well as enhanced efficiencies and solutions for our clients from the greater scale of our complementary platform. Slide 13 shows the expected synergies and their corresponding impact on the combined companies' adjusted EBITDA. On a combined basis, 2018 pro forma adjusted EBITDA will be $650 million. The pro forma combined adjusted EBITDA increases by over 20% to $785 million when taken into consideration the $135 million of potential synergies derived from this acquisition. A couple of items to note when looking at this level of post-synergy adjusted EBITDA. First, we've excluded approximately $50 million of pension income from LSC's estimated $280 million of adjusted EBITDA at the midpoint of their new 2018 financial guidance. This adjustment was made to provide consistency with how Quad reports adjusted EBITDA, which is without the benefit of noncash pension income. Second, the $135 million of net synergies are an annualized estimate of the full run rate of synergies after we complete the integration, which we estimate to take less than 2 years. The net result is a transaction that is accretive to earnings after excluding nonrecurring integration costs as well as substantial additional free cash flow.

On Slide 14, we've summarized the key components of our anticipated net synergies of $135 million and the related cost to achieve these synergies. We expect to achieve approximately $60 million of synergies through capacity rationalization by optimizing the combined manufacturing and distribution platform. Another $50 million of synergies will be realized through administrative efficiencies, such as SG&A savings and another $25 million of approximate savings through supply chain management efficiencies. These synergies will lead to a stronger, more diverse and more efficient company to better serve our clients. We've a proven track record of integrating consolidating acquisition and anticipate achieving the net synergies within less than 2 years of the close of the transaction. We're confident in achieving our 1:1 synergy to cost ratio where every dollar of one-time cost to achieve that synergy leads to the annuity of $1 of an annualized synergies. Slide 15 illustrates the strength and efficiency of the combined free cash flow generation of Quad and LSC. On a pre-synergy basis, the $650 million of combined pro forma adjusted EBITDA is expected to generate $295 million of free cash flow at the midpoints of both companies 2018 financial guidance. This represents an efficient free cash flow conversion rate of approximately 45%, or said another way, every dollar of adjusted EBITDA that combined companies generate results in $0.45 of free cash flow. This efficient generation of free cash flow will only improve as synergies are realized. We expect to deploy the significant level of pro forma free cash flow in several key ways. First, our annual dividend of $1.20 per share represents only 30% of the total pre-synergy free cash flow or approximately $90 million after completion of the all-stock transaction. The remaining 70% or $205 million of pre-synergy free cash flow will help us retain the financial flexibility needed to strategically allocate and deploy capital as circumstances change. Initially, the 2 key priorities for capital deployment include debt reduction to maintain a strong and healthy balance sheet and strategic investment in Quad 3.0 initiatives, both organically and through acquisition. We will do this under the guide rails of operating within our long term and consistent financial policy of maintaining a 2 to 2.5x leverage ratio. At times, that leverage ratio may go above or below our targeted range due to the timing of compelling strategic investment opportunities, such as the one we are speaking to today with the acquisition of LSC Communications and seasonal working capital needs.

Slide 16 illustrates the deleveraging power of the $135 million of anticipated annualized synergies. We structured this acquisition as an all-stock transaction to maintain a strong balance sheet after the transaction is completed. From a pro forma leverage perspective, which treats the acquisition as if it was completed on December 31, 2018, initial leverage would be 2.72x. When adding the deleveraging power of the synergies and the corresponding free cash flow generation, that leverage declines to 2.43x. Note, the actual leverage will vary depending on the timing of the completion of the transaction and the timing of synergies and the related cost to achieve. However, the pro forma leverage shows the directional trend for the anticipated lower leverage after synergies are realized. We do expect to be within our long-term targeted leverage range of 2 to 2.5x within 2 years of completing the acquisition. Quad has a long history of successfully integrating acquisitions. Slide 17 shows that history as well as our ability to delever our balance sheet post acquisition to be within our targeted 2 to 2.5x leverage range. Through each of these acquisitions, we've refined and improved our integration process to create a structured and disciplined and long-lasting approach. We placed a strong focus on serving our clients well while we integrate the operations to improve the efficiency and productivity of our platform to expand products and services and ultimately, drive cost savings. This disciplined approach helps us maximize our (inaudible) free cash flow and maintains a strong balance sheet while we grow the business. I'd now like to turn over and transition to our earnings for the third quarter, starting with Slide 19. We're pleased to report that our third quarter results were in-line with our expectations, and we remain on track to achieve our full year 2018 financial guidance, as narrowed on today's call. Net sales for the 3 months ended September 30, increased 2.4% to $1 billion, reflecting the impact of the Ivie acquisition and Rise investment. As a reminder, Ivie and Rise are included in our financial results from the date of their respective acquisition in the first quarter of 2018. Organic sales declined 3.2% after excluding a 4.6% positive impact from acquisition and a 1.6% positive impact from increased pass-through paper sales, partially offset by a 0.6% negative impact from foreign exchange.

Both the quarter and year-to-date organic sales declines were due to ongoing print industry volume and pricing pressures and are in line with our original 2018 annual sales guidance assumptions, which included continued downward price pressures of 1% to 1.5% and organic volume declines of 1% to 4%. Adjusted EBITDA for the 3 months ended September 30, decreased $8 million to $105 million as compared to $113 million in 2017, and our adjusted EBITDA margin declined to 10.2% compared to 11.2% in 2017. This 1 point decline in margins was due primarily to a 45 basis point impact from increased pass-through paper sales, which represent a pass-through cost to our customers. With the remainder of the margin decline due to continued print industry volume and pricing pressures. Our team continues to be focused on proactively matching our cost structure to the realities of the top line pressures we face as in the printing industry. Free cash flow of negative $38 million, was in line with our expectations. This compares to $118 million of free cash flow in 2017. The year-over-year decrease was primarily due to expected timing differences from cash generated from working capital, which concludes an intentional build-up of paper inventories in 2018 that will be reduced in the fourth quarter. As a reminder, we realized our strongest volumes in the back half of the year due to seasonality. And as a result, generates the majority of our free cash flow in the fourth quarter. On Slide 20, we've included a summary of our narrowed 2018 financial guidance. Full year 2018 net sales are expected to be approximately $4.2 billion, narrowed to the top end of our original guidance range. Full year 2018 adjusted EBITDA is expected to be in the range of $410 million to $430 million, narrowed to the lower end of our initial guidance range. This reflects the additional investment we are making to increase hourly production wages in our most competitive labor markets. Unemployment is at historic lows and all industries are challenged to find quality entry level and skilled employees. Our labor strategy incorporates competitive wages, strong benefits and the necessary training programs needed to retain our employees and fill open positions. With these investments in our employees, we anticipated a $10 million increase in our net cost structure in 2018.

On an annualized basis, we anticipate this investment in our employees will impact our net cost structure by approximately $25 million. 2018 free cash flow is expected to be approximately $200 million, narrowed to the lower end of our original guidance range due to the lower adjusted EBITDA I just walked through and a $5 million increase in our capital expenditure guidance. The capital expenditure guidance includes an increase due to additional investments we are making in our platform automation to drive further productivity improvement to help offset the impact of wage increases. All other components of cash flow guidance are shown on Slide 20. On Slide 21, you will see that our debt increased by $109 million since year-end to $1.1 billion due to $71 million of investments that we made in the acquisitions of Ivie and Rise and $37 million of share repurchases. Our pension plan is 90% funded as of September 30, and our unfunded pension liability is $49 million. We've been able to reduce our pension liability by $35 million through our active management and de-risking our pension plan assets in a rising interest rate environment. Slide 22 includes a summary of our debt capital structure as of September 30. We finished the quarter with debt leverage of 2.46x. And by the end of 2018, we expect our leverage ratio will decrease to approximately 2.05x, or the low end of our long-term targeted leverage range of 2 to 2.5x due to the anticipated strong fourth quarter free cash flow. Our debt capital structure is 58% fixed and 42% floating with an advantageous blended interest rate of 5.2%. We have no significant maturities until January 2021, and available liquidity under our $725 million revolver was $555 million as of September 30. We believe we have sufficient liquidity needs for our current business needs, investing in our business, pursuing future growth opportunities and returning value to our shareholders. As mentioned earlier, the acquisition of LSC has been structured as an all-stock deal to maintain the company's balance sheet strength post-acquisition and to provide liquidity and flexibility for future growth opportunities.

Slide 23 shows our continued commitment to our dividend, which is one of the ways in which we return value to our shareholders, in addition to our share repurchase program. Our next quarterly dividend of $0.30 per share will be payable on December 7, 2018 to shareholders of record as of November 19, 2018. We've consistently paid a quarterly dividend and our annual dividend of $1.20 per share is yielding approximately 7%, but only represents 30% of our free cash flow. We're in the amidst of our seasonally busiest time of the year, and we're focused on finishing the year strong and delivering on our 2018 financial guidance. That focus includes driving EBITDA enhancement and strong free cash flow generation by adding new business and continuing to focus on sustainable cost reduction and productivity improvement. Additionally, we're excited to take the next steps toward completing the acquisition of LSC Communication, a combination that we believe will strengthen our print platform to fuel our Quad 3.0 strategy and create greater value for our clients. The anticipated level of synergies is compelling and will drive growth and adjusted EBITDA and free cash flow to further strengthen our balance sheet and allow us to continue strategically deploying capital. Given our history, we are confident in our ability to execute well on this complex integration and create future value for all shareholders. And now, I'd like to turn the call back to our operator, who will facilitate taking your questions. Jamie? Question And Answers Operator - - A. (Operator Instructions) Our first question today comes from Jamie Clement from BRG. James Martin Clement - The Buckingham Research Group Incorporated - Analyst Q. Congratulations all around. J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO A. Thank you. James Martin Clement - The Buckingham Research Group Incorporated - Analyst Q. So Joel, first question, big picture. As you think about this integration process, you look back to Worldcolor, you look back to Vertis, you look back to Brown, all the other ones, what were some of the lessons learned back then, which give you confidence this one is going to be even more smoother sail from an integration perspective? J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

A. Well, Jamie, I think you know us that we're very process driven. Everything we do has a process to it. And you go through a massive integration like Worldcolor, which was really a new twist for us in terms of switching gears and being a industry consolidator, there's a whole book of lessons that you learn through this. And each time that we've done another project, we've applied those lessons to the next one. And I'll say that we feel really good about the process and the people that we have involved in this because as we've done these integrations, you have to remember that we're --it's not just a couple of people doing it, we continue to build a whole team that is very deep, that knows how to deal with the process of integration. And that's why also I talked about our confidence and also simultaneously executing on 3.0 because it's almost 2 different teams, if you think about it. We have the people who know how to do this with our PMO group, combined with a structured approach, that really allows this thing to operate like a machine when we're looking at integration. It's very data driven. And also, we very much use our heart as we made tough decisions. And I think as we go forward, I think, one thing you always learn is you can always go faster. And so in every successive one we've done, I think, we've proven that we can pick up the pace as evidenced by the deleveraging nature of what we've been able to do. We couldn't do that unless we had a good process in place. And so I'd say that now more than ever I'm the most confident in the team and our ability to do this. James Martin Clement - The Buckingham Research Group Incorporated - Analyst Q. Okay. So one more, then I'll get back in the queue. Obviously, their books business, certainly, a relative strength. Obviously, you had the initial plan to buy courier RRD came in above you. This makes you much, much bigger in books. Can you give us kind of your updated thoughts on how you view the books business and that sort of thing? J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO A. Yes. The book business is --I've always argued when disruption came along that, that, yes, there's digital disruption, but I never believed that print would end up going into a massive free fall. And I think it's being proven out over time here. They have an outstanding book platform with an outstanding group of people. When we acquired Worldcolor, it's certainly a smaller business than what LSC has. And I have to tell you, it was under invested in, and we've taken the time to really ramp that up. And I think the big key here is the change in how both companies and the whole industry have approached the book industry. And that is it's digitally focused. We use our traditional print capacity, but we've also built a whole capability as an industry to get rid of inventory for our clients and to be more customized. So as we've layered in the digital assets and --by the way, one of the reasons we're so interested in courier before my friend, Tom, snapped it away from me, thanks, Tom, but it really is going to be, I think, a real powerful part of the story because I believe in this industry, but I also believe what we're bringing to our clients is very value added and will help them manage the cost that they have outside of printing the books in terms of inventory and time to market and the ability to react quickly. James Martin Clement - The Buckingham Research Group Incorporated - Analyst Q. Joel, last one. You're --one of their business lines is something that you all have historically not had a presence in. It is --are you committed to that business long term? Or might you consider beyond that out at some point? J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

A. Well, look, it is new to us, but I will tell you if you go back to our other acquisitions, we've had a lot of new things come to us. In Vertis, one of the big hidden gems was the media planning and placement business that we weren't in. And if you look at where we've taken that is now --we now buy over $750 million worth of media on behalf of our clients. We weren't in in-store signage. Now as we look at what 3.0 will drive in terms of the ability to drive more print, it's driving print into places we weren't before. Office products, we don't know as a team... James Martin Clement - The Buckingham Research Group Incorporated - Analyst Q. I didn't say office products, Joel, I didn't mention that. J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO A. Oh, I thought you did. James Martin Clement - The Buckingham Research Group Incorporated - Analyst Q. I'm just kidding with you, I'm just kidding, go ahead, sorry. J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO A. You're really funny. The office products business is something that LSC knows well, and it's been a good business for them. So as we kind of go down the road, we'll learn about it and we'll learn from them and we'll make our decisions on how it fits best. Tom, do you have any comments about the office products business, you want to... Thomas J. Quinlan - LSC Communications, Inc. - Chairman, CEO & President A. No. Thank you, Joel. Look, I would tell you for the quarter, the non-GAAP adjusted EBITDA margin, it was up 20 basis points to 13.1%. Obviously, as Joel's talked about synergies, the team at office products has --led by Jim Ellward has done a great job as far as getting the synergy out of the acquisition that we did of quality product. We've been able to go ahead and increase private, well, I'd say branded --the mix of branded versus private label product sale. So that's been good. And again, we're --we've been able to get forth the --cover ourselves on the manufacturing material increases that have taken place in the industry. So good team, good business, great customers. So that's always a good formula for a successful business. Operator - - A. Our next question comes from Dan Jacome from Sidoti & Company. Daniel Andres Jacome - Sidoti & Company, LLC - Analyst Q. Wow, game changer, I would say. Can you talk a little bit first about the customer mix of LSC versus your customers mix just with the investors that are not too familiar with one company or the other. I think you guys are 53% catalog, magazine, insert and then LSC, if I'm not mistaken, somewhere in the high 40s. Just thinking long term, how do you guys envision maybe customer mix to change or not change once fully integrated? J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

A. Well, I think we have a great slide, Slide 8 --or Page 8 will --kind of breaks it out. But yes, I mean, we're in a lot of the same lines of business and with the exception of what we just talked about in office products. And we will continue to really build on those because you got to remember and one of the strengths of the combination, but really the strength that the 3.0 approach takes to those is that regardless of what business they're in, they are a marketer in one way, shape or form. And all marketers today are under a lot of pressure because even though we've seen this whole advent of the whole digital strategy, the challenge and the big disruption that's happening today in marketing, which is making 3.0 accelerate is the fact that it's not integrated. The digital media on its own is not integrated. Our clients are really struggling with how do we pull this together so we have one horizontal approach where we can measure what really works and use one measurement to go all the way across. And so depending on what product line you're, and you're a marketer, and to me that is an entry point for our relationship and our ability to add value to our clients and helping them run their business and getting rid of their pain points of this disruption. And I tell you, the lack of integration is real. You're seeing the large share --holding companies, ad agencies, under a lot of stress because their offering and how they help people market is not integrated. And for us, we are a big invoice for any of these categories. Therefore, we tend to have C-Suite relationships, which allows us to start talking about this integration. And at first, they don't see it coming, but as we walk through, it's a very logical thing for our customers to understand because we're embedded in their business with process. We --they manufacture the content, we execute on making it physical or dispensing it into other media channels. And so often times, we're actually creating the content for them or a part of it. And I'll remind you that even today before this and before the expansion of the client roster, we have over 1,200 Quad employees in over 70 major marketing departments of large brands helping them execute on strategy. And so as we look at 3.0 and we look at the different categories of business that these 2 companies have, and even though a lot of it overlaps, it is an expansion of those opportunities to bring value add to our clients who are all looking for a solution. Daniel Andres Jacome - Sidoti & Company, LLC - Analyst Q. Okay. That's helpful. Turning now to the debt. So I don't know if I missed it, but did you guys --you guided to a lot of the major metrics, obviously, revenue, free cash flow. Did you come --did you guide to what would be the combined company, I mean, I can back into it, but the combined company interest expense last I checked, I think, LSC had blended interest rate that was just over 300 basis points higher than the 5%-or-so interest rate that you guys have. Any commentary there? Or it's just too early to tell? David J. Honan - Quad/Graphics, Inc. - Executive VP & CFO A. Well, we will go through a process. We disclosed in the press release this morning and mentioned in our scrip that we will be refinancing the company --the new combined company as we go forward. So we'll have more information coming out of that. Our hope is that the power of these combined synergies, the resulting free cash flow coming out of it, our focus on deleveraging the company we talked about initially when you look at the end of the year leverage that we expect --based on the debt levels we expect at the end of the year to be above our long-term range. But within 2 years, it'll be well within that range as the strong free cash flows come through the business. So more to come on that. But I think, directionally, Dan, the way to think of this business is, it's going to be a deleveraging acquisition for us that allows us to create more capital opportunity for the very growth issues that Joel just walked you through. So it's an absolute fantastic acquisition to be able to expand our scale and opportunity and provide more capital for deployment that's going to result in share creation --share value creation for our shareholders. Daniel Andres Jacome - Sidoti & Company, LLC - Analyst Q. Okay. And then last one. I didn't hear too much about co-mailing. Can you talk a little bit about LSC's versus yours. And what sort of opportunities you guys might have then? And if I could sneak another one. Can you also talk about the logistic businesses that LSC has been acquiring, I think, in the last 18 months, and how that might fit into your fold and long-term combined company strategy? J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO A. Well, I'll start, and maybe Tom will chime in on some of the logistics questions on his side. But this is a really good question and a very key one to why this deal makes sense, especially for our clients. We are basically doing most of the work for the post office on behalf of our clients. Back in 1991, the post office started a work share program that allowed customers to get huge discounts. And for those who don't know, over 60% of our customers' cost is postage. Print tends to be 20% or less, with paper being the rest of it. And so our ability to merge clients together, we're all a big co-op of clients using our equipment, and the printer's ability to pull that volume together really determines how much we can actually save for them and if we can reach the full potential of the post office. Now well, I'm a huge believer on print, everyone knows that we've been experiencing fairly significant decline over the past decade, and that decline puts pressure on both companies' ability to execute in co-mail for our customers. And so one of the big reasons this makes so much sense is to shore up the ability to continue to offset one of the biggest costs for our clients on a go-forward basis. And so Tom and his group have done a wonderful job over the years of developing very aggressive and capable co-mailing services just as we have. But the truth remains that we have to continue to shore it up to make sure that print has a place at the table in the marketing mix, which in some of this disruption, lost its place at the table and 3.0 is bringing it back. Thomas J. Quinlan - LSC Communications, Inc. - Chairman, CEO & President A. Yes. Joel nailed it. I mean, the job in addition to creating value for our clients is also to mitigate expenses. The manufacturing materials continue to go up, how can we mitigate those, and also the distribution costs continue to rise. You look at what we did with Fairrington, Clark and RRD's logistics, we're attacking mail, newsstand and e-commerce. So with our footprint that we've got from a warehouse standpoint, it's going to allow this new entity to even get into e-commerce --distribution of e-commerce more outside of physical content, if you think about where Quad 3.0's headed, all those, what I'll call, retailers are going to need someone to go ahead and distribute their content or in fact their product. So how can we do that better for them? The USPS is still a main component of our cost structure. Having the co-mail capabilities and (inaudible) great things to where literally our industry helps the USPS take the content and have it (inaudible) form in a tray, so that they can just put it on their truck and head out and deliver it. Those efficiencies are going to get even better for everyone. So lot of opportunities, as Joel talked about, Vertis (inaudible) logistics is going to bring a lot of opportunities. Newsstand is a tough place right now, but we think this could bring it forward on from a newsstand standpoint or going to help the newsstand out tremendously. So good question. J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

A. Yes, and some of those services that Tom has done, are not only complementary, but some of them will expand our services. And so we're very much looking forward to that. He's done a lot of things on the book side from a fulfillment distribution standpoint. And I'm sure we're going to learn more, that we're only going to enhance. Daniel Andres Jacome - Sidoti & Company, LLC - Analyst Q. Okay. Maybe I could sneak one more in. I think you expected to be fully integrated by early next year. That looks --I guess, I'm just going back to Jamie's terrific question on just past acquisitions. I mean, what gives you confidence, given the scale of the acquisition and merger, I should say, that there will be no customer disruptions. Was there anything in the past acquisitions maybe with the world book that momentarily there was some customer issues or (inaudible) disruptions? Just --I'm just trying to think about the risks over the next 6 months because it is such a large acquisition? David J. Honan - Quad/Graphics, Inc. - Executive VP & CFO A. Yes. And Dan, just to correct on that. What we have said is post-closing, we expect to achieve these synergies within 2 years, okay? So the early next year comment, that's a little bit off on time... Daniel Andres Jacome - Sidoti & Company, LLC - Analyst Q. Oh, sorry, yes, you're right, you're right. David J. Honan - Quad/Graphics, Inc. - Executive VP & CFO A. And then within 2 years, get there. It is not a light switch where we're just turning on this integration process. [It followed us over the path.] We've had a strong project management office solely focused on EBITDA enhancement in our business in which we every year gear towards taking out $60 million of cost. That's the same team that's going to work on this integration, combined with the strong leaders over at LSC to take advantage of the opportunities that are out there to drive these synergies. J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO A. Yes. In terms of the customer thing, that is like the most crucial part of an integration because moving customers from one plan to another in a --and we're basically a job shop where no 2 publications are the same month-after-month, very process oriented. And so we're very proud that when we've done this, we have actually retained an extremely high percent in the 90s --high 90s of our clients because of the lack of disruption. Again it goes back to our ability to have a lot of visibility into the platform with a strong IT platform, but also the process driven. And so I think we're going to need to move to the next caller, Dan, but thank you for your questions. Operator - - A. Our next question comes from Charles Strauzer from CJS Securities. Charles S. Strauzer - CJS Securities, Inc. - Senior MD of Sales and Trading Q. Congratulations on finally getting the deal done here. Well, I guess, it's not done, but at least it is announced, right? J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO

A. Yes. Charles S. Strauzer - CJS Securities, Inc. - Senior MD of Sales and Trading Q. Tom, Joel maybe both of you can share this question. On just looking near term here, kind of the updated guidance for both companies, Tom, you took down EBITDA guidance, but basically kept revenue guidance intact. It seems that margins are under pressure there. While Joel, your margins seem to be holding up much better than Tom's, maybe the 2 of you can kind of share the thoughts on the dynamics behind that? Thomas J. Quinlan - LSC Communications, Inc. - Chairman, CEO & President A. Yes, Joel, if you want to... J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO A. Yes, go ahead, Tom. Turn it over to you. Thomas J. Quinlan - LSC Communications, Inc. - Chairman, CEO & President A. Yes, Charlie, I think, look, we expected, obviously, from our last call of third quarter than what we showed you today, and I think as you look at the margins, logistics acquisition plays in that, that was about 60 basis points. When you think about the tight labor market conditions that we saw in the third quarter, we know they're going to continue in the fourth quarter. They're going to result in higher wages. We are not as automated, probably, as Quad is. And that leads to lower productivity. So I think, actually, the combination of our 2 companies will help not only in the automation and productivity, but the industry as a whole in every product line, as you think about it. Book mix was solid. The amount of book work that we have is continues to exceed my expectations, which is great. And I think as we look at '19, early indications from our clients are that '19 is going to be a real good year from a book standpoint. So getting our indiscernible] order from a productivity standpoint will help our business, help their business. And then when the combination gets together, I think there's some really good opportunities there. J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO A. Yes. And I'd just add to it, Tom, that everyone's dealing with a low on employment environment right now. It's at a 50-year low or whatever it is. And that puts a lot of pressure on. In fact, one of the things that I think is helping us is we just invested in our employees with a big increase in starting wage just to be able to build the pipeline. We're really attacking from an innovation standpoint of how do we create van services for intercity opportunities for talent that are looking for jobs. So it's definitely one of those things that we're all faced with, but I think we're managing it well. But I'll also say that the 3.0 strategy is contributing to how we're doing. I mean, last year, we shared with you that we created over $150 million in incremental revenue that goes across all product lines, which by the way further proves to everyone that it's not just the 3.0 revenue. The 3.0 services actually drives down into print, whether it's packaging and store, direct mail and commercial, it's affecting all products. It's actually a print creator as opposed to something else. And so that's why I want to make sure that people understand that this is a stack of services and products that all work together. And also the industry has been under a lot of pressure. And so that's why, I mean, the challenges that are out here makes this deal make so much sense is we have to be able to rationalize the platform, but most importantly make sure we got the right talent at the right places to really execute for our clients. Charles S. Strauzer - CJS Securities, Inc. - Senior MD of Sales and Trading Q. That's great. And Joel, obviously, the industry pressures you mentioned is a good segue for my next question, which is basically just on the regulatory approvals and potential hurdles there. Do you foresee any material hurdles that are getting in the way of approval here? J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO A. Well, okay, I think one of the big obvious things going on here is, is that while we struggle with volume declines, that marketing revenue is going somewhere. If it's coming out of print, it's been going to all media channels. And I think you probably have to be living under a rock in the last decade if you don't see that our real competition is other channels. And I'm a big believer that print is going to --is a part of it and is not going to go away, but the amount of revenue that's --or the amount of spend that marketers have that has been shifted to all these different channels is immense. And so I think at this point in time, it would be hard for someone to make the case that our competition is not other forms of media. I'll also say that the acquisition is great for customers from the standpoint of our ability to offset distribution cost, but more importantly, it will allow me with the free cash flow this thing creates to keep investing in them. They need me to invest in the print platform to be able to offset the challenges and make print continue to have print be a part of it. And that's not just by only just being more efficient, it's also by creating more value. So if we start converting customers who used to only do catalogs to direct mail, but not dump [ph] direct mail, I'm talking direct mail done at digital presses where all the content is completely variable based on what just happened yesterday online. If that creates revenue and margin for us, but also reduces our customers marketing cost because it's not about cost per piece, it's about cost per response. And so if they're spending more on value add because they want to do data-driven marketing, which is really what we're talking about, that ability to do it is super important. And so the acquisition from making sense in what we have to go through on the regulatory side, I believe is so important to our clients. We have significant synergies that come out of this. And that's always important because that means that you're helping with the whole cost factor. And I think that I'd --you have to look at the printing industry, it's still a huge $70 billion industry with lots of competitors, but there's also lots of technologies coming out. So I'm really excited about our digital print capabilities like in the book market, guess what Amazon's printing books too, and they will continue to grow that. The barrier to entry on some of these technologies, well, I think that our overall strategy on being able to execute on them are very good, the barrier to entry on the digital printing press lowers the challenge of getting into it. And so I think there are so many things that line up here that make this a very solid case with the regulator. Operator - - A. Our next question comes from Bill Mastoris from Baird & Company. William McGoldrick Mastoris - Robert W. Baird & Co. Incorporated, Research Division - High Yield Desk Analyst Q. And let me echo the other analysts' congratulations on the transaction. Question for Dave. Dave, when you talk about refinancing the LSC debt, which carries a high coupon, the senior secured, how are you thinking about that? Are you thinking you're going to wait until the next call date in October? Or you're going to pay a small premium, a make-whole premium and take that out maybe when the transaction closes right around mid-year? David J. Honan - Quad/Graphics, Inc. - Executive VP & CFO A. That's a great question. And I think when you've known Quad, if you follow Quad, we're very much a company that likes to be transparent, but also deal with risks that are currently present. And when we look at the refinancing, we've had a history of playing in a lot of deep and diverse debt markets. We've got a very strong and supportive bank group, we've had term loan B market with high yield and even in the private placement market as we were growing as a private company. So there's a lot of markets we like to look at here. And we're also going to balance that against as we see taking market risk off the table as things come about. So I think you'll see us take actions fairly quickly, but we'll also be wise as to kind of look at what's going on with the markets. But we'll have --we'll be launching our refinancing fairly soon with our bank markets and then making a decision beyond that, which other markets will play in, but we'll probably do that fairly quickly. William McGoldrick Mastoris - Robert W. Baird & Co. Incorporated, Research Division - High Yield Desk Analyst Q. Okay. And then one question, which --I'm not sure really relates to the acquisition, but I'd be interested in hearing your thoughts, both Joel and Tom, with some of the troubles in the retail industry, obviously, Bon-Ton, Toys "R" Us, most recently Sears and JCPenney appears to be a little bit on the brink. How much of an impact has that had on your business or has it been a benefit because they're looking to basically outsource those services in an effort to go ahead and preserve cash flow? J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO A. Well, that's --it's been both. It's been a negative impact and a positive one. Negative from when someone goes away, the volume goes away. But back to my point that not just retailers, all marketers are under a lot of pressure and they're all trying to figure out a multichannel mix. And so what we're finding is a much more receptive conversation about 3.0 with those clients and willing to act faster. So that's all a good thing. But I'll tell you there's basically a bifurcation going on in the retail experience when you think about brick-and-mortar, and it's very simple. If it's a bad experience, you're in trouble. If you figured out how to make it a good experience and that you figured out how to leverage multichannel, you're going to do well. And I think everyone's calling for a pretty strong robust retail season here. But long term, you're seeing the multichannel thing trying seek it's correct water level and people are figuring out how to compete against the Amazons of this world. But again, it's going to be about, does your customer like the experience or not? And Tom, I don't know if you have some other comments? Thomas J. Quinlan - LSC Communications, Inc. - Chairman, CEO & President A. Yes, thank you, Joel. And look, understand as you think about our 2 platforms, our percentage in what I call retail inserts was --is not that large. So I think as we look at it, I think what Joel said is spot on again at the multichannel approach with retailers trying to figure it out. They're going to continue to look for ways to get their content to their customers. You think about we've invested in a company called MAZ. They basically can take content in any form and convert it into any social media outlet over any device.

So I mean, it's --there's tremendous amount of ways that are changing the way content is being distributed. And I think having the approach of the having a Quad 3.0 allows customers, clients to avail themselves to those ways as they try to figure out, which way it is that they need to connect with their end customers. So as always, lots of opportunities when you get to situations like this. J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO A. Operator, we have time for 2 more callers. Operator - - A. Our next question comes from Anthony Pettinari from Citi. Bryan Nicholas Burgmeier - Citigroup Inc, Research Division - Associate Q. This is actually Bryan Burgmeier sitting in for Anthony. Understanding you're still in the early stages, do you see the potential for any working capital synergies either through improved inventory efficiency or improved like payable or receivable terms? David J. Honan - Quad/Graphics, Inc. - Executive VP & CFO A. I do think there is. We haven't quantified that at this point. However, with the scale and the combination of these 2 companies, I think that provides opportunity as we kind of look at it as 1 process versus 2 processes across 2 companies. We focused a lot in the past on working capital. It's part of the reason why you saw the decline in this year versus last year is because we kind of completed a lot of the benefits of a process improvement program we've done through a lean enterprise efficiency program for working capital, which we were able to reduce our days of billing outstanding from, call it, close to 2 weeks to 1 day. And that generated a lot of free cash flow for us over the past several years. And now we're kind of annualizing on those numbers. I think those types of projects where you can bring lean enterprise across 2 companies and really combine the processes into one, I think, are going to provide opportunity for us. And we'll continue to assess that as we get to know kind of the processes of LSC and how those are the same or different than Quad. So I think there is opportunity for us in the working capital side as we look forward to this transaction. J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO A. One more caller, please. Operator - - A. And our last question comes from Jamie Clement from BRG as a follow up. James Martin Clement - The Buckingham Research Group Incorporated - Analyst Q. Tom, in the logistics and co-mail piece of your business, I guess, my understanding Quad's got a lot more trucks than you guys did. And over time, obviously, you think that you'd be able to pass along increased spot rate purchase transportation to your customers. But have you been eating a little bit of that like here in the third quarter? Thomas J. Quinlan - LSC Communications, Inc. - Chairman, CEO & President

A. Not really, not too much. I mean, look the hurricanes that the country's endured really haven't been that big of an impact on the cost of transportation. So I would say no, that it really hasn't been a driver. I mean, obviously, driver shortage and cost of fuel impact everything, but I would say we've managed through it pretty well. J. Joel Quadracci - Quad/Graphics, Inc. - Chairman, President & CEO A. And so thank you all for joining us today. Sort of then closing here. As people digest all the information here, please note that both teams, the Quad team and the LSC team are available to answer your questions off-line, as we always are. To the LSC employees, I want you to understand that I very much look forward to you joining our team. I think you will find us to be a very down-to-earth manufacturing centric company with approach based on the values that were created by my father that will only enhance your experience in my --with us as a part of the team. To the Quad employees, thank you. All the work that you've done over the many years has allowed us to take advantage of this opportunity to acquire such a storied name with LSC. And it's long legacy of being one of these companies as I was growing up as a kid that my father always pointed to as part of R.R. Donnelley, the original R.R. Donnelley, that we always wanted to be like. And we could not have done this unless the innovation, the hard work and building our culture that our team on the floor and in all parts of our company have done. So with that, thank you all for joining us. Operator - - A. Ladies and gentlemen, that does conclude today's conference call. We do thank you for attending today's presentation. You may now disconnect your lines.

Ask Joel Email to Gold Tag linking to Internal FAQ: From: AskJoel To: MNG_ALL Distribution List (Gold Tag) Subj: Quad Acquires LSC Communications FAQ Attached please find a frequently asked questions (FAQ) document supporting today’s announcement of our acquisition of LSC Communications. This “internal only” document serves as your one source of truth on all the facts related to LSC and the strategic rationale behind this transaction. Please do not share or forward but use to educate yourself so you can tell our story.

Required Communications Additional Information and Where to Find It The proposed transaction involving Quad/Graphics and LSC Communications will be submitted to the holders of class A and class B common stock of Quad/Graphics and to the holders of common stock of LSC Communications for their consideration. In connection with the proposed transaction, Quad/Graphics will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Quad/Graphics and LSC Communi cations will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. Quad/Graphics urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Quad/Graphics Corporate Communications upon request to Claire Ho, at 414-566-2955 or cho@qg.com, or from LSC Communications Investor Relations, Janet Halpin, at investor.relations@lsccom.com or 773-272-9275. Forward-Looking Statements This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Quad/Graphics and the combined businesses of Quad/Graphics and LSC Communications and certain plans and objectives of Quad/Graphics with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: (1) the ability to complete the proposed transaction between Quad/Graphics and LSC Communications on the anticipated terms and timetable; (2) the ability to obtain approval by the shareholders of Quad/Graphics and the stockholders of LSC Communications related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) risks relating to any unforeseen liabilities of LSC Communications or Quad/Graphics; (7) consumer demand for our products; (8) our ability to manage disruptions in credit markets or changes to our credit rating; (9) the success or timing of completion of ongoing or anticipated capital or maintenance projects; (10) the reliability of processing units and other equipment; (11) business strategies, growth opportunities and expected investment; (12) the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plans, including within the expected timeframe; (13) the effect of restructuring or reorganization of business components; (14) the potential effects of judicial or other proceedings on our businesses, financial condition, results of operations and cash flows; (15) continued or further volatility in and/or degradation of general economic, market, industry or business conditions; (16) the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; (17) the ability to implement integration plans for the proposed transaction, including with respect to sales forces, cost containment, asset realization, systems integration and other key strategies; (18) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (19) unexpected costs, charges or expenses resulting from the proposed transaction (20) the impact of adverse market conditions or other similar risks to those identified herein affecting Quad/Graphics and LSC Communications and (21) the factors set forth under the heading “Risk Factors” in Quad/Graphics’ and LSC Communications’ respective Annual Reports on Form 10-K for the year ended December 31, 2017, filed with SEC. These forward-looking statements are based on numerous assumptions and assessments made by Quad/Graphics in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Quad/Graphics does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Quad/Graphics’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its reports filed on Form 10-Q and Form 8-K. Participants in Solicitation Quad/Graphics, LSC Communications and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Quad/Graphics’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 21, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 4, 2018. You can find information about LSC Communication’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 22, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 10, 2018. These documents can be obtained free of charge from the sources indicated above. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.

FINAL as of 10-30-18 @ 8 p.m. THIS IS THE FINAL FINAL TO USE!!!!! From: Joel To: Quad-Global Subj: Quad/Graphics to Acquire LSC Communications I have big news to share with you today. Quad/Graphics has signed a definitive agreement to acquire LSC Communications, a leader in print and digital media solutions! This acquisition is a natural and strategic fit, and will create a highly efficient print platform to fuel our Quad 3.0 transformation and strengthen the role of print in a multichannel media world. When the transaction closes, which we anticipate will be in mid-2019, Quad will essentially double in size as far as number of employees, locations and sales revenue. In fact, as of September 30, 2018, the combined company would have had $8 billion in revenue. Just this morning we issued a press release on this important news and we will discuss the transaction in more detail on a conference call with analysts and investors at 8:30 a.m. ET / 7:30 a.m. CT / 6:30 a.m. MT / 5:30 p.m. PT. You are invited to listen to the call. I am excited about this acquisition, which will create a strong combination of talent, expertise and technology that will drive value for our company, our clients and our shareholders. With LSC as part of our company, we will be able to deliver cost-and time-saving opportunities to our clients, including: • Enhanced production and distribution efficiencies and flexibility from the greater scale of the combined complementary platforms. Expanded logistics services and volume-driven postage savings programs, such as co-mailing. Strengthened print management services and business process outsourcing. • • We will finance the transaction using Quad stock – versus drawing on our revolving credit line – which will allow us to maintain a strong and healthy balance sheet. Upon close, my family will continue to have voting control of the company, and I will be Chairman, President & CEO of the combined company. We will welcome two LSC board members to Quad’s board of directors. I also look forward to welcoming LSC’s employees to the Quad family. They are skilled print professionals who are committed to meeting their clients’ expectations. The next several months will be busy as we work through the many steps to complete the acquisition. Like other major acquisitions, this transaction is subject to customary closing conditions, including regulatory approval and approval by both companies’ shareholders. Until closing, I want to remind you that Quad and LSC remain separate and independent competing companies. This means business as usual in terms of our day-to-day operations, including sales activities. In the meantime, I ask that you remain focused on doing your very best to serve our clients well, delivering the quality and service they expect and deserve. For additional information, I encourage you to read this fact sheet [INSERT LINK] we have prepared for you. I also will host a town hall for Quad leaders on Tuesday, November 6, and will record that meeting and make it available to everyone via InsideQuad. I reiterate my enthusiasm about this transaction. Bottom line, print remains an important part of our future and this acquisition will strengthen print – a proven and trusted media channel in today’s multichannel media world. All my best, Joel * * * Additional Information and Where to Find It The proposed transaction involving Quad/Graphics and LSC Communications will be submitted to the holders of class A and class B common stock of Quad/Graphics and to the holders of common stock of LSC Communications for their consideration. In connection with the proposed transaction, Quad/Graphics will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Quad/Graphics and LSC Communications will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. Quad/Graphics urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Quad/Graphics Corporate Communications upon request to Claire Ho, at 414-566-2955 or cho@qg.com, or from LSC Communications Investor Relations, Janet Halpin, at investor.relations@lsccom.com or 773-272-9275. Forward-Looking Statements This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Quad/Graphics and the combined businesses of Quad/Graphics and LSC Communications and certain plans and objectives of Quad/Graphics with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should”

or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: (1) the ability to complete the proposed transaction between Quad/Graphics and LSC Communications on the anticipated terms and timetable; (2) the ability to obtain approval by the shareholders of Quad/Graphics and the stockholders of LSC Communications related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) risks relating to any unforeseen liabilities of LSC Communications or Quad/Graphics; (7) consumer demand for our products; (8) our ability to manage disruptions in credit markets or changes to our credit rating; (9) the success or timing of completion of ongoing or anticipated capital or maintenance projects; (10) the reliability of processing units and other equipment; (11) business strategies, growth opportunities and expected investment; (12) the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plans, including within the expected timeframe; (13) the effect of restructuring or reorganization of business components; (14) the potential effects of judicial or other proceedings on our businesses, financial condition, results of operations and cash flows; (15) continued or further volatility in and/or degradation of general economic, market, industry or business conditions; (16) the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; (17) the ability to implement integration plans for the proposed transaction, including with respect to sales forces, cost containment, asset realization, systems integration and other key strategies; (18) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (19) unexpected costs, charges or expenses resulting from the proposed transaction (20) the impact of adverse market conditions or other similar risks to those identified herein affecting Quad/Graphics and LSC Communications and (21) the factors set forth under the heading “Risk Factors” in Quad/Graphics’ and LSC Communications’ respective Annual Reports on Form 10-K for the year ended December 31, 2017, filed with SEC. These forward-looking statements are based on numerous assumptions and assessments made by Quad/Graphics in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Quad/Graphics does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Quad/Graphics’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its reports filed on Form 10-Q and Form 8-K. Participants in Solicitation Quad/Graphics, LSC Communications and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Quad/Graphics’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 21, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 4, 2018. You can find information about LSC Communication’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 22, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 10, 2018. These documents can be obtained free of charge from the sources indicated above. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.

Quad/Graphics Employee FAQ on LSC Acquisition Last Updated 10-31-18 @ 7 a.m. For Internal Reference Only. Do NOT Forward or Distribute. 1 Question Answer GENERAL QUESTIONS 1. In brief, what has Quad/Graphics announced? •Quad intends to acquire LSC Communications, a leader in print and digital media solutions 2. When is the acquisition expected to close? •The acquisition is expected to close in mid-2019 pending customary closing conditions, including regulatory approval, and approval by Quad and LSC shareholders. 3. What are the key facts about LSC? •Leader in print and digital media solutions •Product offering includes books, magazines, catalogs, gravure retail inserts, directories and office products •Service offering includes logistics, warehousing, fulfillment, supply change management and e-services • Net Sales: $3.9 billion (as of 9/30/18) •Clients: > 3,000 retailers, catalogers, publishers and merchandisers •Employees: ~ 22,000 people •Locations: 59 manufacturing and distribution facilities in the U.S. and Mexico • Headquarters: Chicago •Top Exec: Chairman, CEO & President Thomas J. Quinlan III •Publicly traded on NYSE as LKSD •Spun off from RR Donnelley (RRD) on October 1, 2016 •Has completed 9 acquisitions since RRD spinoff, including: oRRD’s Print Logistics business oLogistics providers Fairrington Transportation and The Clark Group oPrinters Publishers Press and CREEL •Sold its retail offset printing facilities to Trend Offset Printing in May 2018 •Sold its Poland operations to Walstead Group in September 2018

2 4. Why is Quad/Graphics pursuing the LSC acquisition? How will this benefit clients? •This acquisition: oCreates lasting value for the company, our clients and our shareholders. oFurther strengthens our print platform, which is a key part of of unique integrated marketing solutions offering. oDelivers cost-and time-saving opportunities to clients through: ›Enhanced production and distribution efficiencies and flexibility from the greater scale of the combined complementary platforms. ›Expanded logistics services and volume-driven postage savings programs, such as co-mailing, backed by experienced and proven leadership. ›Strengthened print management services and business process outsourcing. oFuels our Quad 3.0 transformation as a marketing solutions provider that not only helps clients plan and produce programs, but also physically execute and measure them across traditional and digital channels. ›This reduces the complexity of having to work with multiple specialized agencies, while increasing process efficiencies and marketing spend effectiveness. •LSC: oLike Quad, is committed to providing clients with the highest quality products and services at the lowest total cost. oHas recently invested in its supply chain management services (e.g., warehousing, inventory management, fulfillment). oIs a leader in logistics, providing value-added distribution, consolidation, transportation management and international freight forwarding services to the print, publishing and retail sectors. 5. What is the status of Quad/Graphics and LSC during this period prior to closing? •We will continue to operate as separate and independent companies. This means business as usual in terms of our day-to-day operations, including sales activities. •We will continue to compete with LSC until the transaction closes and must be careful not to disclose and/or share sensitive business information in any way with LSC and its employees.

3 6. How will Quad pay for this acquisition? •This is an all-stock transaction. •The transaction structure will enable us to maintain a strong and healthy balance sheet, and remain a financially stable company. •For complete details, read our company’s October 31 press release. 7. Who will run the combined company? •Joel wil continue to serve as Chairman, President & CEO of the combined company, and the Quadracci Family will continue to have voting control of the company. •Quad will welcome two additional board members from LSC. •There are no other leadership changes to report at this time. 8. Are there any antitrust issues with the transaction? •The transaction is subject to customary regulatory approvals, including antitrust approval under the Hart-Scott-Rodino Act. Quad and LSC will be providing the relevant government agencies with information about our companies and the transaction for the purpose of securing this approval. •We will respond to all questions by regulators. •We believe regulators will see that this transaction will benefit clients. 9. Is there overlap in operations? How will those overlaps be addressed? •Following transaction close, we will proceed with integrating operations in ways that optimize the resulting platform and provide maximum benefits and efficiencies for clients. • Additional details about how we will integrate operations, including any possible changes to our combined companies’ manufacturing and service platform, will be shared after the transaction closes.

4 10. What are Quad’s integration plans? • Details about how we will combine our companies’ manufacturing and service platform will be shared after the transaction closes. •For now, it’s business as usual. 11. Is there anything now that we should be doing to prepare to operate as a combined company? •We have only just announced our intent to acquire LSC and there are multiple steps before completing the transaction. •Until the acquisition closes, LSC and Quad remain separate and independent companies, and we will continue to compete vigorously. Again, it is business as usual until the acquisition closes, which is expected to take in mid-2019. 12. What are plans for contacting clients of both companies? •Joel, other members of our executive team and sales reps will be reaching out directly to clients to talk through the agreement (via phone or in-person visits or both). •Joel has prepared a letter for clients that will be forwarded via email by our sales reps. 13. How will this transaction impact Quad suppliers? Do our suppliers need to know anything special about today’s announcement? •This transaction does not affect Quad’s existing agreements with our suppliers. •If a Quad supplier also conducts business with LSC, they should look for direct communication from LSC. •Quad cannot have any discussions regarding LSC’s pricing, terms, etc., with suppliers until after the transaction closes in mid-2019. •We have prepared a letter for suppliers that will be forwarded via email by Procurement and/or Paper Services.

### Required Communications Additional Information and Where to Find It The proposed transaction involving Quad/Graphics and LSC Communications will be submitted to the holders of class A and class B common stock of Quad/Graphics and to the holders of common stock of LSC Communications for their consideration. In connection with the proposed transaction, Quad/Graphics will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Quad/Graphics and LSC Communications will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. Quad/Graphics urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Quad/Graphics Corporate Communications upon request to Claire Ho, at 414-566-2955 or cho@qg.com, or from LSC Communications Investor Relations, Janet Halpin, at investor.relations@lsccom.com or 773-272-9275. Forward-Looking Statements This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Quad/Graphics and the combined businesses of Quad/Graphics and LSC Communications and certain plans and objectives of Quad/Graphics with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: (1) the ability to complete the proposed transaction between Quad/Graphics and LSC Communications on the anticipated terms and timetable; (2) the ability to obtain approval by the shareholders of Quad/Graphics and the stockholders of LSC Communications related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in 5 14. Is there anything I must do differently now pending the final closing? •We have only just announced our intent to acquire LSC, and there are multiple steps before completing the transaction. •For now, LSC and Quad remain separate and independent companies, and we will continue to compete vigorously. • It is business as usual until the acquisition closes, which is expected to take place in mid-2019.

connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) risks relating to any unforeseen liabilities of LSC Communications or Quad/Graphics; (7) consumer demand for our products; (8) our ability to manage disruptions in credit markets or changes to our credit rating; (9) the success or timing of completion of ongoing or anticipated capital or maintenance projects; (10) the reliability of processing units and other equipment; (11) business strategies, growth opportunities and expected investment; (12) the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plans, including within the expected timeframe; (13) the effect of restructuring or reorganization of business components; (14) the potential effects of judicial or other proceedings on our businesses, financial condition, results of operations and cash flows; (15) continued or further volatility in and/or degradation of general economic, market, industry or business conditions; (16) the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; (17) the ability to implement integration plans for the proposed transaction, including with respect to sales forces, cost containment, asset realization, systems integration and other key strategies; (18) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (19) unexpected costs, charges or expenses resulting from the proposed transaction (20) the impact of adverse market conditions or other similar risks to those identified herein affecting Quad/Graphics and LSC Communications and (21) the factors set forth under the heading “Risk Factors” in Quad/Graphics’ and LSC Communications’ respective Annual Reports on Form 10-K for the year ended December 31, 2017, filed with SEC. These forward-looking statements are based on numerous assumptions and assessments made by Quad/Graphics in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Quad/Graphics does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Quad/Graphics’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its reports filed on Form 10-Q and Form 8-K. Participants in Solicitation Quad/Graphics, LSC Communications and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Quad/Graphics’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 21, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 4, 2018. You can find information about LSC Communication’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 22, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 10, 2018. These documents can be obtained free of charge from the sources indicated above. 6

Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder. 7

Quad/Graphics Client FAQ on LSC Acquisition Last Updated 10-31-18 @ 9 a.m. CT For Reference Only. Do NOT Forward or Distribute to Clients. 1 Question Answer GENERAL QUESTIONS 1. In brief, what has Quad/Graphics announced? •Quad intends to acquire LSC Communications, a leader in print and digital media solutions. 2. When is the acquisition expected to close? •The acquisition is expected to close in mid-2019 pending customary closing conditions, including regulatory approval, and approval by Quad and LSC shareholders. 3. What are the key facts about LSC? * Note: All information is from public website and other public sources. •Leader in print and digital media solutions •Product offering includes books, magazines, catalogs, gravure retail inserts, directories and office products •Service offering includes logistics, warehousing, fulfillment, supply change management and e-services • Net Sales: $3.9 billion (as of 9/30/18) •Clients: > 3,000 retailers, catalogers, publishers and merchandisers •Employees: ~ 22,000 people •Locations: 59 manufacturing and distribution facilities in the U.S. and Mexico • Headquarters: Chicago •Top Exec: Chairman, CEO & President Thomas J. Quinlan III •Publicly traded on NYSE as LKSD •Spun off from RR Donnelley (RRD) on October 1, 2016 •Has completed 9 acquisitions since RRD spinoff, including: oRRD’s Print Logistics business oLogistics providers Fairrington Transportation and The Clark Group oPrinters Publishers Press and CREEL •Sold its retail offset printing facilities to Trend Offset Printing in May 2018 •Sold its Poland operations to Walstead Group in September 2018

2 4. Why is Quad/Graphics pursuing this acquisition? How will this benefit me as an existing client of Quad/Graphics? •This acquisition: oCreates lasting value for the company, our clients and our shareholders. oFurther strengthens our print platform, which is a key part of of integrated marketing solutions offering. oDelivers benefits to clients through: Enhanced production and distribution efficiencies and flexibility from the greater scale of the combined complementary platforms. Expanded logistics services and volume-driven postage savings programs, such as co-mailing, backed by experienced and proven leadership. Strengthened print management services and business process outsourcing. oFuels our Quad 3.0 transformation as a marketing solutions provider that not only helps clients plan and produce programs, but also physically execute them across traditional and digital channels. This reduces the complexity of having to work with multiple specialized agencies, while increasing process efficiencies and marketing spend effectiveness. •LSC: oLike Quad, is committed to providing clients with the highest quality products and services at the lowest total cost. oHas recently invested in its supply chain management services (e.g., warehousing, inventory management, fulfillment). oIs a leader in logistics, providing value-added distribution, consolidation, transportation management and international freight forwarding services to the print, publishing and retail sectors.

3 5. What is the status of Quad/Graphics and LSC during this period prior to closing? •We will continue to operate as separate and independent companies. This means business as usual in terms of our day-to-day operations, including sales activities. •We will continue to compete with LSC until the transaction closes and must be careful not to disclose and/or share sensitive business information in any way with LSC and its employees. 6. How will Quad pay for this acquisition? •This is a 100% stock transaction. •The transaction structure will enable us to maintain a strong and healthy balance sheet, and remain a financially stable company. •For complete details, read our company’s October 31 press release. 7. Who will run the combined company? •Joel will serve as Chairman, President & CEO of the combined company, and the Quadracci Family will continue to have voting control of the company. •Quad will welcome two board members from LSC. •There are no other leadership changes to report at this time. 8. Will Tom Quinlan or any members of his management team have a role in the combined company? •See question 7. •Following the close of the transaction, we will announce our integration plans, including any changes or enhancements to leadership. •There are no leadership changes to report at this time.

4 9. Are there any antitrust issues with the transaction? •The transaction is subject to customary regulatory approvals, including antitrust approval under the Hart-Scott-Rodino Act. Quad and LSC will be providing the relevant government agencies with information about our companies and the transaction for the purpose of securing this approval. •We will respond to all questions by regulators. •We believe regulators will see that this transaction will benefit clients. 10. Will this acquisition divert your focus on serving me? How will you be able to serve existing and new customers well throughout the integration process? •Your needs come first and exceptional customer service and performance continue to be our first priority. •We are continuously improving our client integration and on-boarding processes related to acquisitions. Quad/Graphics has learned a great deal from our previous acquisitions of Worldcolor, Vertis Communications and Brown Printing, among others, and we now have excellent processes and systems in place to ensure a smooth integration. •We have separate integration and operations teams. 11. Is there overlap in operations? How will those overlaps be addressed? •Following transaction close, we will proceed with integrating operations in ways that optimize the resulting platform and provide maximum benefits and efficiencies for clients. • Additional details about how we will integrate operations, including any possible changes to our combined companies’ manufacturing and service platform, will be shared after the transaction closes.

5 12. What are Quad’s integration plans? •Following the close of the transaction, we will proceed with integration plans. Additional details about how we will integrate operations will be shared then. •REMINDER NOTE: Until the acquisition closes, LSC and Quad remain separate and independent companies, and we will continue to compete vigorously. Again, it is business as usual until the acquisition closes, which is expected to take in mid-2019. SPECIFIC CLIENT ACCOUNT QUESTIONS AND CONCERNS 13. I have work produced at both Quad and LSC plants. When and how will differences in pricing, billing procedures, service levels, etc., with my work be resolved? •Given that the deal has only just been announced and has yet to undergo regulatory approval and approval by Quad and LSC’s shareholders, we cannot discuss specifics related to pricing, terms, etc. •Relevant details will be communicated following the close of the deal in as timely a fashion as possible. The deal is expected to close in mid-2019. •As we look to combine the best of both systems and processes, we will communicate the specifics through your service team(s). 14. What about estimating, scheduling and related procedures? •For now and until deal close, assume business as usual. Our sales and related services representatives will update you as information becomes available. 15. When will I know if I will keep the same sales and customer service representatives? •Some changes are to be expected as a normal result of integrating two companies; however, we keep in mind the unique needs of each client. •Sales account representation will be confirmed quickly after the deal closing. Personnel assignments will be targeted for resolution early in the integration process to ensure the optimum level of customer service throughout the integration process.

### Required Communications Additional Information and Where to Find It The proposed transaction involving Quad/Graphics and LSC Communications will be submitted to the holders of class A and class B common stock of Quad/Graphics and to the holders of common stock of LSC Communications for their consideration. In connection with the proposed transaction, Quad/Graphics will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Quad/Graphics and LSC Communications will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. Quad/Graphics urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Quad/Graphics Corporate Communications upon request to Claire Ho, at 414-566-2955 or cho@qg.com, or from LSC Communications Investor Relations, Janet Halpin, at investor.relations@lsccom.com or 773-272-9275. Forward-Looking Statements This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Quad/Graphics and the combined businesses of Quad/Graphics and LSC 6 16. I only want one contact. Who is the person I can call pre-closing so that I know I am dealing with the right person for post-acquisition? •We appreciate your desire to move to the post-closing format, but we are required by law to continue to operate the companies separately until closing. Therefore, you should contact your individual sales and service representatives at each company. 17. What does this mean for the RFP or bid process that my company currently has out to several printers, including Quad and LSC? •This has no effect on your RFP or bid process for any bid or response due prior to closing. The two companies remain separate and independent until closing and will continue to respond to bids separately and in the ordinary course of business. 18. Is there anything I must do differently now pending the final closing? •There is no change in how we interact. It is business as usual. •Quad/Graphics and LSC remain separate businesses.

Communications and certain plans and objectives of Quad/Graphics with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: (1) the ability to complete the proposed transaction between Quad/Graphics and LSC Communications on the anticipated terms and timetable; (2) the ability to obtain approval by the shareholders of Quad/Graphics and the stockholders of LSC Communications related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) risks relating to any unforeseen liabilities of LSC Communications or Quad/Graphics; (7) consumer demand for our products; (8) our ability to manage disruptions in credit markets or changes to our credit rating; (9) the success or timing of completion of ongoing or anticipated capital or maintenance projects; (10) the reliability of processing units and other equipment; (11) business strategies, growth opportunities and expected investment; (12) the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plans, including within the expected timeframe; (13) the effect of restructuring or reorganization of business components; (14) the potential effects of judicial or other proceedings on our businesses, financial condition, results of operations and cash flows; (15) continued or further volatility in and/or degradation of general economic, market, industry or business conditions; (16) the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; (17) the ability to implement integration plans for the proposed transaction, including with respect to sales forces, cost containment, asset realization, systems integration and other key strategies; (18) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (19) unexpected costs, charges or expenses resulting from the proposed transaction (20) the impact of adverse market conditions or other similar risks to those identified herein affecting Quad/Graphics and LSC Communications and (21) the factors set forth under the heading “Risk Factors” in Quad/Graphics’ and LSC Communications’ respective Annual Reports on Form 10-K for the year ended December 31, 2017, filed with SEC. These forward-looking statements are based on numerous assumptions and assessments made by Quad/Graphics in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Quad/Graphics does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Quad/Graphics’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its reports filed on Form 10-Q and Form 8-K. Participants in Solicitation Quad/Graphics, LSC Communications and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in 7 connection with the proposed transaction under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Quad/Graphics’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 21, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 4, 2018. You can find information about LSC Communication’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 22, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 10, 2018. These documents can be obtained free of charge from the sources indicated above. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder. 8

N61 W23044 Harry’s Way Sussex, WI 53089-3995 tel 414.566.6000 www.QG.com October 31, 2018 Dear Valued Client: I am pleased to share the exciting news that Quad/Graphics has signed a definitive agreement to acquire LSC Communications, a leader in print and digital media solutions. We are excited about this business combination, which is a natural and strategic fit, and will help us strengthen the role of print – a proven and trusted media form – in today’s multichannel world. Together with LSC, we create a compelling combination of talent, expertise and client technology to further fuel our Quad 3.0 marketing solutions transformation. In Quad 3.0 we leverage our strong print foundation as part of a much larger, more robust integrated marketing solutions offering, supporting you from strategy through execution across all traditional and digital channels. Accordingly, we eliminate complexity, improve process efficiencies and enhance marketing spend effectiveness. This business combination also supports our long-standing focus to create a better way for our clients. You will benefit from time-saving opportunities and flexibility from enhanced production and distribution efficiencies, expanded logistics services and volume-driven postage programs, and strengthened print management services. We expect the transaction to close in mid-2019, pending customary closing conditions, including regulatory approval, and approval of both companies’ shareholders. Upon closing, my family will continue to have voting control in the company, and I will lead the combined company as Chairman, President & CEO. Please know that as we move to finalize this transaction, Quad is experienced at large-scale integrations, and our well-honed and proven approach includes separate integration and operations teams. We are committed to ensuring that this transaction does not interfere with how we perform for you . We will remain focused on delivering the quality and service you expect and deserve. As always, thank you for being our client. We value your business and appreciate the continued trust and confidence you place in us. Sincerely, Joel Quadracci Chairman, President & CEO Quad/Graphics

Required Communications Additional Information and Where to Find It The proposed transaction involving Quad/Graphics and LSC Communications will be submitted to the holders of class A and class B common stock of Quad/Graphics and to the holders of common stock of LSC Communications for their consideration. In connection with the proposed transaction, Quad/Graphics will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Quad/Graphics and LSC Communications will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. Quad/Graphics urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Quad/Graphics Corporate Communications upon request to Claire Ho, at 414-566-2955 or cho@qg.com, or from LSC Communications Investor Relations, Janet Halpin, at investor.relations@lsccom.com or 773 -272-9275. Forward-Looking Statements This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Quad/Graphics and the combined businesses of Quad/Graphics and LSC Communications and certain plans and objectives of Quad/Graphics with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: (1) the ability to complete the proposed transaction between Quad/Graphics and LSC Communications on the anticipated terms and timetable; (2) the ability to obtain approval by the shareholders of Quad/Graphics and the stockholders of LSC Communications related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) risks relating to any unforeseen liabilities of LSC Communications or Quad/Graphics; (7) consumer demand for our products; (8) our ability to manage disruptions in credit markets or changes to our credit rating; (9) the success or timing of completion of ongoing or anticipated capital or maintenance projects; (10) the reliability of processing units and other equipment; (11) business strategies, growth opportunities and expected investment; (12) the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plans, including within the expected timeframe; (13) the effect of restructuring or reorganization of business components; (14) the potential effects of judicial or other proceedings on our businesses, financial condition, results of operations and cash flows; (15) continued or further volatility in and/or degradation of general economic, market, industry or business conditions; (16) the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; (17) the ability to implement integration plans for the proposed transaction, including with respect to sales forces, cost containment, asset realization, systems integration and other key strategies; (18) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (19) unexpected costs, charges or expenses resulting from the proposed transaction (20) the impact of adverse market conditions or other similar risks to those identified herein affecting Quad/Graphics and LSC Communications and (21) the factors set forth under the heading “Risk Factors” in Quad/Graphics’ and LSC Communications’ respective Annual Reports on Form 10-K for the year ended December 31, 2017, filed with SEC. These forward-looking statements are based on numerous assumptions and assessments made by Quad/Graphics in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Quad/Graphics does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Quad/Graphics’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its reports filed on Form 10-Q and Form 8-K. Participants in Solicitation Quad/Graphics, LSC Communications and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus w hen it is filed with the SEC. You can find information about Quad/Graphics’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10 -K filed with the SEC on February 21, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 4, 2018. You can find information about LSC Communication’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10 -K filed with the SEC on February 22, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 10, 2018. These documents can be obtained free of charge from the sources indicated above. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicit ation of a proxy from any investor or shareholder.

Sales rep cover email reads: From: Sales Rep To: Individual Client Email Address Subj: An exciting announcement from Quad/Graphics I am reaching out with big news! Earlier today Quad announced its intent to acquire LSC Communications, a leader in print and digital media solutions. Attached please find a formal announcement from our Chairman, President & CEO Joel Quadracci. Our press release can be found on the investor section of our website at http://investors.qg.com/. Today’s announcement is the start of a formal acquisition process that is expected to close in mid-2019 pending customary closing conditions. Until then, it’s business as usual. Quad and LSC will continue to operate as two separate and independent companies. Of course, Quad will continue to share updates as the transaction progresses and, most importantly, we will remain focused on meeting your business needs. If you or anyone else in your organization has any questions, please do not hesitate to contact me. Kind regards, [NAME OF SALES REP]

Required Communications Additional Information and Where to Find It The proposed transaction involving Quad/Graphics and LSC Communications will be submitted to the holders of class A and class B common stock of Quad/Graphics and to the holders of common stock of LSC Communications for their consideration. In connection with the proposed transaction, Quad/Graphics will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Quad/Graphics and LSC Communi cations will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. Quad/Graphics urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Quad/Graphics Corporate Communications upon request to Claire Ho, at 414-566-2955 or cho@qg.com, or from LSC Communications Investor Relations, Janet Halpin, at investor.relations@lsccom.com or 773-272-9275. Forward-Looking Statements This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Quad/Graphics and the combined businesses of Quad/Graphics and LSC Communications and certain plans and objectives of Quad/Graphics with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: (1) the ability to complete the proposed transaction between Quad/Graphics and LSC Communications on the anticipated terms and timetable; (2) the ability to obtain approval by the shareholders of Quad/Graphics and the stockholders of LSC Communications related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) risks relating to any unforeseen liabilities of LSC Communications or Quad/Graphics; (7) consumer demand for our products; (8) our ability to manage disruptions in credit markets or changes to our credit rating; (9) the success or timing of completion of ongoing or anticipated capital or maintenance projects; (10) the reliability of processing units and other equipment; (11) business strategies, growth opportunities and expected investment; (12) the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plans, including within the expected timeframe; (13) the effect of restructuring or reorganization of business components; (14) the potential effects of judicial or other proceedings on our businesses, financial condition, results of operations and cash flows; (15) continued or further volatility in and/or degradation of general economic, market, industry or business conditions; (16) the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; (17) the ability to implement integration plans for the proposed transaction, including with respect to sales forces, cost containment, asset realization, systems integration and other key strategies; (18) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (19) unexpected costs, charges or expenses resulting from the proposed transaction (20) the impact of adverse market conditions or other similar risks to those identified herein affecting Quad/Graphics and LSC Communications and (21) the factors set forth under the heading “Risk Factors” in Quad/Graphics’ and LSC Communications’ respective Annual Reports on Form 10-K for the year ended December 31, 2017, filed with SEC. These forward-looking statements are based on numerous assumptions and assessments made by Quad/Graphics in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Quad/Graphics does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Quad/Graphics’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its reports filed on Form 10-Q and Form 8-K. Participants in Solicitation Quad/Graphics, LSC Communications and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Quad/Graphics’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 21, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 4, 2018. You can find information about LSC Communication’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 22, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 10, 2018. These documents can be obtained free of charge from the sources indicated above. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.

TALKING POINTS FOR EMPLOYEES WHO MANAGE CLIENT RELATIONSHIPS FINAL as of 10_30_18 @ 8 p.m. • I am excited to share big news! Quad has signed an agreement to acquire LSC Communications, a leader in print and digital media solutions. • The acquisition is a natural and strategic fit, and supports Quad’s focus on creating a better way for our clients. • Clients will benefit from: oEnhanced production and distribution efficiencies and flexibility; oExpanded logistics services and volume-driven postage programs, such a co-mailing; and oStrengthened print management services and business process outsourcing • This acquisition also will fuel our Quad 3.0 transformation – a strategy that leverages our strong print foundation as part of a much larger, more robust integrated marketing solutions offering. oThis offering is compelling because it helps you: Plan and produce marketing campaigns, and then physically execute them across all traditional and digital channels. Reduce the complexity while also improving your process efficiencies and enhancing marketing spend effectiveness. We expect our transaction with LSC to close in mid-2019 pending customary closing conditions, which includes regulatory approval, and the approval of both companies’ shareholders. • After deal close, I am happy to say that: oThe Quadracci Family will continue to have voting control in the company, which will ensure continuity of the company’s long-term strategic vision. oJoel Quadracci will be Chairman, President & CEO of the combined company. • This is big event for our company; however, please know that we won’t allow this transaction to distract us from serving you well. We will remain focused on you, delivering the quality and service you expect and deserve. We can make this commitment because: oWe have deep experience in managing large-scale integrations through our previous acquisitions of Worldcolor, Vertis Communications and Brown Printing. oWe will have separate teams dedicated to the integration and operations teams.

• We value your business, and we appreciate the continued trust and confidence you place in us. • We will keep you informed throughout the process. May I answer any questions? ***** Required Communications Additional Information and Where to Find It The proposed transaction involving Quad/Graphics and LSC Communications will be submitted to the holders of class A and class B common stock of Quad/Graphics and to the holders of common stock of LSC Communications for their consideration. In connection with the proposed transaction, Quad/Graphics will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Quad/Graphics and LSC Communi cations will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. Quad/Graphics urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Quad/Graphics Corporate Communications upon request to Claire Ho, at 414-566-2955 or cho@qg.com, or from LSC Communications Investor Relations, Janet Halpin, at investor.relations@lsccom.com or 773-272-9275. Forward-Looking Statements This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Quad/Graphics and the combined businesses of Quad/Graphics and LSC Communications and certain plans and objectives of Quad/Graphics with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: (1) the ability to complete the proposed transaction between Quad/Graphics and LSC Communications on the anticipated terms and timetable; (2) the ability to obtain approval by the shareholders of Quad/Graphics and the stockholders of LSC Communications related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) risks relating to any unforeseen liabilities of LSC Communications or Quad/Graphics; (7) consumer demand for our products; (8) our ability to manage disruptions in credit markets or changes to our credit rating; (9) the success or timing of completion of ongoing or anticipated capital or maintenance projects; (10) the reliability of processing units and other equipment; (11) business strategies, growth opportunities and expected investment; (12) the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plans, including within the expected timeframe; (13) the effect of restructuring or reorganization of business components; (14) the potential effects of judicial or other proceedings on our businesses, financial condition, results of operations and cash flows; (15) continued or further volatility in and/or degradation of general economic, market, industry or business conditions; (16) the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; (17) the ability to implement integration plans for the proposed transaction, including with respect to sales forces, cost containment, asset realization, systems integration and other key strategies; (18) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (19) unexpected costs, charges or expenses resulting from the proposed transaction (20) the impact of adverse market conditions or other similar risks to those identified herein affecting Quad/Graphics and LSC Communications and (21) the factors set forth under the heading “Risk Factors” in Quad/Graphics’ and LSC Communications’ respective Annual Reports on Form 10-K for the year ended December 31, 2017, filed with SEC. These forward-looking statements are based on numerous assumptions and assessments made by Quad/Graphics in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Quad/Graphics does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Quad/Graphics’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its reports filed on Form 10-Q and Form 8-K. Participants in Solicitation Quad/Graphics, LSC Communications and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Quad/Graphics’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 21, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 4, 2018. You can find information about LSC Communication’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 22, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 10, 2018. These documents can be obtained free of charge from the sources indicated above.

Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.

TALKING POINTS FOR EMPLOYEES WHO MANAGE SUPPLIER RELATIONSHIPS Final as of 10-31-18 @ 9:15 a.m. • I am pleased to share some exciting company news. Quad/Graphics has signed a definitive agreement to acquire LSC Communications, a leader in print and digital media solutions. • We are excited about this business combination for a number of reasons. oIt is natural and strategic fit. oIt will strengthen our print platform as well as the role of print – a proven and trusted media form in today’s multichannel world. • Our clients will benefit from enhanced production and distribution efficiencies and flexibility, and expanded logistics services and volume-driven postage programs, among other benefits. • We expect the transaction to close in mid-2019, pending customary closing conditions, including regulatory approval, and approval of both companies’ shareholders. • Upon closing, the Quadracci Family will continue to have leadership and voting control in the company, and Joel Quadracci will be Chairman, President & CEO of the combined company. • Until the transaction closes, we are limited on what we can comment on. However, please know: oQuad values its supplier relationships, which have been a key to our success. oThis transaction does not affect Quad’s agreements with our existing suppliers, and we will continue to conduct business with you as usual. oQuad cannot have any discussions regarding LSC’s pricing, terms, etc., with suppliers until after the transaction closes. • We value your partnership, and we appreciate the continued trust and confidence you place in us. • Again, this is an exciting opportunity for Quad and for LSC, and we will keep you informed throughout the process. ###

Required Communications Additional Information and Where to Find It The proposed transaction involving Quad/Graphics and LSC Communications will be submitted to the holders of class A and class B common stock of Quad/Graphics and to the holders of common stock of LSC Communications for their consideration. In connection with the proposed transaction, Quad/Graphics will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Quad/Graphics and LSC Communications will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. Quad/Graphics urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Quad/Graphics Corporate Communications upon request to Claire Ho, at 414-566-2955 or cho@qg.com, or from LSC Communications Investor Relations, Janet Halpin, at investor.relations@lsccom.com or 773-272-9275. Forward-Looking Statements This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Quad/Graphics and the combined businesses of Quad/Graphics and LSC Communications and certain plans and objectives of Quad/Graphics with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: (1) the ability to complete the proposed transaction between Quad/Graphics and LSC Communications on the anticipated terms and timetable; (2) the ability to obtain approval by the shareholders of Quad/Graphics and the stockholders of LSC Communications related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) risks relating to any unforeseen liabilities of LSC Communications or Quad/Graphics; (7) consumer demand for our products; (8) our ability to manage disruptions in credit markets or changes to our credit rating; (9) the success or timing of completion of ongoing or anticipated capital or maintenance projects; (10) the reliability of processing units and other equipment; (11) business strategies, growth opportunities and expected investment; (12) the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plans, including within the expected timeframe; (13) the effect of restructuring or reorganization of business components; (14) the potential effects of judicial or other proceedings on our businesses, financial condition, results of operations and cash flows; (15) continued or further volatility in and/or degradation of general economic, market, industry or business conditions; (16) the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; (17) the ability to implement integration plans for the proposed transaction, including with respect to sales forces, cost containment, asset realization, systems integration and other key strategies; (18) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (19) unexpected costs, charges or expenses resulting from the proposed transaction (20) the impact of adverse market conditions or other similar risks to those identified herein affecting Quad/Graphics and LSC Communications and (21) the factors set forth under the heading “Risk Factors” in Quad/Graphics’ and LSC Communications’ respective Annual Reports on Form 10-K for the year ended December 31, 2017, filed with SEC. These forward-looking statements are based on numerous assumptions and assessments made by Quad/Graphics in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Quad/Graphics does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Quad/Graphics’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its reports filed on Form 10-Q and Form 8-K. Participants in Solicitation Quad/Graphics, LSC Communications and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Quad/Graphics’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 21, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 4, 2018. You can find information about LSC Communication’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 22, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 10, 2018. These documents can be obtained free of charge from the sources indicated above. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.

N61 W23044 Harry’s Way Sussex, WI 53089-3995 tel 414.566.6000 www.QG.com October 31, 2018 Dear Valued Supplier: I am pleased to share some exciting news at our company. Quad/Graphics has signed a definitive agreement to acquire LSC Communications, a leader in print and digital media solutions. For complete details, please see our joint press release, which is posted on the Investor section of our website at www.QG.com. We are excited about this business combination, which is a natural and strategic fit. It will help us strengthen our print platform as well as the role of print in today’s multichannel media world . We expect the transaction to close mid-2019, pending customary closing conditions, including regulatory approval, and approval of both companies’ shareholders. Upon closing, the Quadracci Family will continue to have leadership and voting control in the company, and Joel Quadracci will be Chairman, President & CEO of the combined company. This transaction does not affect Quad’s agreements with our existing suppliers, and we will continue to conduct business with you as usual. Also, please understand that Quad cannot have any discussions regarding LSC’s pricing, terms, etc., with suppliers until after the transaction closes. We value your partnership, and we appreciate the continued trust and confidence you place in us. Sincerely, Kelly Vanderboom Executive Vice President, President of Logistics & Treasurer Quad/Graphics

Required Communications Additional Information and Where to Find It The proposed transaction involving Quad/Graphics and LSC Communications will be submitted to the holders of class A and class B common stock of Quad/Graphics and to the holders of common stock of LSC Communications for their consideration. In connection with the proposed transaction, Quad/Graphics will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC” ), and each of Quad/Graphics and LSC Communications will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. Quad/Graphics urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing th e joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Quad/Graphics Corporate Communications upon request to Claire Ho, at 414-566-2955 or cho@qg.com, or from LSC Communications Investor Relations, Janet Halpin, at investor.relations@lsccom.com or 773-272-9275. Forward-Looking Statements This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Quad/Graphics and the combined businesses of Quad/Graphics and LSC Communications and certain plans and objectives of Quad/Graphics with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: (1) the ability to complete the proposed transaction between Quad/Graphics and LSC Communications on the anticipated terms and timetable; (2) the ability to obtain approval by the shareholders of Quad/Graphics and the stockholders of LSC Communications related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) risks relating to any unforeseen liabilities of LSC Communications or Quad/Graphics; (7) consumer demand for our products; (8) our ability to manage disruptions in credit markets or changes to our credit rating; (9) the success or timing of completion of ongoing or anticipated capital or maintenance projects; (10) the reliability of processing units and other equipment; (11) business strategies, growth opportunities and expected investment; (12) the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plans, including within the expected timeframe; (13) the effect of restructuring or reorganization of business components; (14) the potential effects of judicial or other proceedings on our businesses, financial condition, results of operations and cash flows; (15) continued or further volatility in and/or degradation of general economic, market, industry or business conditions; (16) the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; (17) the ability to implement integration plans for the proposed transaction, including with respect to sales forces, cost containment, asset realization, systems integration and other key strategies; (18) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (19) unexpected costs, charges or expenses resulting from the proposed transaction (20) the impact of adverse market conditions or other similar risks to those identified herein affecting Quad/Graphics and LSC Communications and (21) the factors set forth under the heading “Risk Factors” in Quad/Graphics’ and LSC Communications’ respective Annual Reports on Form 10-K for the year ended December 31, 2017, filed with SEC. These forward-looking statements are based on numerous assumptions and assessments made by Quad/Graphics in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Quad/Graphics does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Quad/Graphics’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its reports filed on Form 10-Q and Form 8-K. Participants in Solicitation Quad/Graphics, LSC Communications and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Quad/Graphics’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 21, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 4, 2018. You can find information about LSC Communication’s directors and executive o fficers in its Annual Report for the year ended December 31, 2017 on Form 10 -K filed with the SEC on February 22, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 10, 2018. These documents can be obtained free of charge from the sources indicated above. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.

N61 W23044 Harry’s Way Sussex, WI 53089-3995 tel 414.566.6000 www.QG.com October 31, 2018 Dear Valued Supplier: I am pleased to share some exciting news at our company. Quad/Graphics has signed a definitive agreement to acquire LSC Communications, a leader in print and digital media solutions. For complete details, please see our joint press release, which is posted on the Investor section of our website at www.QG.com. We are excited about this business combination, which is a natural and strategic fit. It will help us strengthen our print platform as well as the role of print in today’s multichannel media world. We expect the transaction to close mid-2019, pending customary closing conditions, including regulatory approval, and approval of both companies’ shareholders. Upon closing, the Quadracci Family will continue to have leadership and voting control in the company, and Joel Quadracci will be Chairman, President & CEO of the combined company. This transaction does not affect Quad’s agreements with our existing suppliers, and we will continue to conduct business with you as usual. Also, please understand that Quad cannot have any discussions regarding LSC’s pricing, terms, etc., with suppliers until after the transaction closes. We value your partnership, and we appreciate the continued trust and confidence you place in us. Sincerely, Bill Blackmer Executive Director of Global Procurement Quad/Graphics

Required Communications Additional Information and Where to Find It The proposed transaction involving Quad/Graphics and LSC Communications will be submitted to the holders of class A and class B common stock of Quad/Graphics and to the holders of common stock of LSC Communications for their consideration. In connection with the proposed transaction, Quad/Graphics will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Quad/Graphics and LSC Communications will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. Quad/Graphics urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Quad/Graphics Corporate Communications upon request to Claire Ho, at 414-566-2955 or cho@qg.com, or from LSC Communications Investor Relations, Janet Halpin, at investor.relations@lsccom.com or 773-272-9275. Forward-Looking Statements This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Quad/Graphics and the combined businesses of Quad/Graphics and LSC Communications and certain plans and objectives of Quad/Graphics with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: (1) the ability to complete the proposed transaction between Quad/Graphics and LSC Communications on the anticipated terms and timetable; (2) the ability to obtain approval by the shareholders of Quad/Graphics and the stockholders of LSC Communications related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) risks relating to any unforeseen liabilities of LSC Communications or Quad/Graphics; (7) consumer demand for our products; (8) our ability to manage disruptions in credit markets or changes to our credit rating; (9) the success or timing of completion of ongoing or anticipated capital or maintenance projects; (10) the reliability of processing units and other equipment; (11) business strategies, growth opportunities and expected investment; (12) the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plans, including within the expected timeframe; (13) the effect of restructuring or reorganization of business components; (14) the potential effects of judicial or other proceedings on our businesses, financial condition, results of operations and cash flows; (15) continued or further volatility in and/or degradation of general economic, market, industry or business conditions; (16) the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; (17) the ability to implement integration plans for the proposed transaction, including with respect to sales forces, cost containment, asset realization, systems integration and other key strategies; (18) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (19) unexpected costs, charges or expenses resulting from the proposed transaction (20) the impact of adverse market conditions or other similar risks to those identified herein affecting Quad/Graphics and LSC Communications and (21) the factors set forth under the heading “Risk Factors” in Quad/Graphics’ and LSC Communications’ respective Annual Reports on Form 10-K for the year ended December 31, 2017, filed with SEC. These forward-looking statements are based on numerous assumptions and assessments made by Quad/Graphics in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Quad/Graphics does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Quad/Graphics’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its reports filed on Form 10-Q and Form 8-K. Participants in Solicitation Quad/Graphics, LSC Communications and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Quad/Graphics’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 21, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 4, 2018. You can find information about LSC Communication’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 22, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 10, 2018. These documents can be obtained free of charge from the sources indicated above. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.

N61 W23044 Harry’s Way Sussex, WI 53089-3995 tel 414.566.6000 www.QG.com October 31, 2018 Dear Valued Supplier: I am pleased to share some exciting news at our company. Quad/Graphics has signed a definitive agreement to acquire LSC Communications, a leader in print and digital media solutions. For complete details, please see our joint press release, which is posted on the Investor section of our website at www.QG.com. We are excited about this business combination, which is a natural and strategic fit. It will help us strengthen our print platform as well as the role of print in today’s multichannel media world. We expect the transaction to close mid-2019, pending customary closing conditions, including regulatory approval, and approval of both companies’ shareholders. Upon closing, the Quadracci Family will continue to have leadership and voting control in the company, and Joel Quadracci will be Chairman, President & CEO of the combined company. This transaction does not affect Quad’s agreements with our existing suppliers, and we will continue to conduct business with you as usual. Also, please understand that Quad cannot have any discussions regarding LSC’s pricing, terms, etc., with suppliers until after the transaction closes. We value your partnership, and we appreciate the continued trust and confidence you place in us. Sincerely, Chris Grond President of Paper Services Quad/Graphics

Required Communications Additional Information and Where to Find It The proposed transaction involving Quad/Graphics and LSC Communications will be submitted to the holders of class A and class B common stock of Quad/Graphics and to the holders of common stock of LSC Communications for their consideration. In connection with the proposed transaction, Quad/Graphics will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Quad/Graphics and LSC Communications will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. Quad/Graphics urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Quad/Graphics Corporate Communications upon request to Claire Ho, at 414-566-2955 or cho@qg.com, or from LSC Communications Investor Relations, Janet Halpin, at investor.relations@lsccom.com or 773-272-9275. Forward-Looking Statements This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Quad/Graphics and the combined businesses of Quad/Graphics and LSC Communications and certain plans and objectives of Quad/Graphics with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: (1) the ability to complete the proposed transaction between Quad/Graphics and LSC Communications on the anticipated terms and timetable; (2) the ability to obtain approval by the shareholders of Quad/Graphics and the stockholders of LSC Communications related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) risks relating to any unforeseen liabilities of LSC Communications or Quad/Graphics; (7) consumer demand for our products; (8) our ability to manage disruptions in credit markets or changes to our credit rating; (9) the success or timing of completion of ongoing or anticipated capital or maintenance projects; (10) the reliability of processing units and other equipment; (11) business strategies, growth opportunities and expected investment; (12) the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plans, including within the expected timeframe; (13) the effect of restructuring or reorganization of business components; (14) the potential effects of judicial or other proceedings on our businesses, financial condition, results of operations and cash flows; (15) continued or further volatility in and/or degradation of general economic, market, industry or business conditions; (16) the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; (17) the ability to implement integration plans for the proposed transaction, including with respect to sales forces, cost containment, asset realization, systems integration and other key strategies; (18) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (19) unexpected costs, charges or expenses resulting from the proposed transaction (20) the impact of adverse market conditions or other similar risks to those identified herein affecting Quad/Graphics and LSC Communications and (21) the factors set forth under the heading “Risk Factors” in Quad/Graphics’ and LSC Communications’ respective Annual Reports on Form 10-K for the year ended December 31, 2017, filed with SEC. These forward-looking statements are based on numerous assumptions and assessments made by Quad/Graphics in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Quad/Graphics does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Quad/Graphics’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its reports filed on Form 10-Q and Form 8-K. Participants in Solicitation Quad/Graphics, LSC Communications and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Quad/Graphics’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 21, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 4, 2018. You can find information about LSC Communication’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 22, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 10, 2018. These documents can be obtained free of charge from the sources indicated above. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder.

* Trailing 12-months as of September 30, 2018 All-Stock Transaction $1.4 billion all-stock transaction Transaction structure maintains strong and healthy balance sheet Revenue / Synergies $8 billion in annual revenue* $135 million in net synergies in less than 2 years Leadership Joel Quadracci will serve as Chairman, President & CEO of the combined company Quadracci Family will maintain voting control Client Benefits Strengthens print platform, a key part of Quad’s integrated marketing solutions offering Fuels Quad’s 3.0 transformation as a marketing solutions provider, supporting clients from strategy through execution across traditional and digital channels Enhances production and distribution efficiencies and flexibility through scale of combined complementary platforms Expands logistics services and volume-driven postage savings programs, such as co-mailing, backed by experienced and proven leadership Strengthens print management services and business process outsourcing Broadens Quad’s client base and revenue-generating potential Timing Expected to close in mid-2019 + Quad/Graphics’ acquisition of LSC Communications creates a highly efficient print platform to fuel Quad’s 3.0 transformation and strengthen the role of print in a multichannel media world. Quad’s 3.0 strategy creates more value for all stakeholders by leveraging Quad’s strong print foundation as part of a much larger, more robust integrated marketing solutions offering. This integrated offering helps clients plan and produce programs, as well as physically execute and measure them across traditional and digital channels. Quad/Graphics (QUAD) LSC Communications (LKSD) $4.2 billion* 6,90055 22,000 Clients Locations Employees $3.9 billion* 3,00059 22,000 Clients Locations Employees integration plans for the proposed transaction, including with respect Forward-Looking Statements This communication contains certain forward-looking statements such forward-looking statements are reasonable, no assurance can persons reading this communication are therefore cautioned not to business of Quad/Graphics and the combined businesses of speak only as at the date of this communication. Quad/Graphics does objectives of Quad/Graphics with respect thereto, including the this communication (whether as a result of new information, future forward-looking statements can be identified by the fact that they do list and description of risks and uncertainties can be found in statements often use words such as “anticipate”, “target”, “expect”, ended December 31, 2017 and in its reports filed on Form 10-Q and “will”, “may”, “would”, “could” or “should” or other words of similar could cause actual plans and results to differ materially from those include, but are not limited to: (1) the ability to complete the respective directors and executive officers and other members of Communications on the anticipated terms and timetable; (2) the the solicitation of proxies in connection with the proposed the stockholders of LSC Communications related to the proposed persons who may, under the rules of the SEC, be deemed closing of the proposed transaction contemplated by the merger proposed transaction will be set forth in the joint proxy proposed transaction on the proposed terms and schedule, and any information about Quad/Graphics’s directors and executive officers consummation of the proposed transaction; (4) the risk that the cost 10-K filed with the SEC on February 21, 2018 and the definitive not be fully realized or may take longer to realize than expected; (5) Shareholders filed with the SEC on April 4, 2018. You can find maintain relationships with customers, employees or suppliers; (6) officers in its Annual Report for the year ended December 31, 2017 Quad/Graphics; (7) consumer demand for our products; (8) our ability definitive proxy statement relating to its 2018 Annual Meeting of rating; (9) the success or timing of completion of ongoing or can be obtained free of charge from the sources indicated above. Non-Solicitation growth opportunities and expected investment; (12) the adequacy of availability of sufficient cash flow to execute our business plans, solicitation of an offer to buy any securities, nor shall there be any restructuring or reorganization of business components; (14) the or sale would be unlawful prior to registration or qualification financial condition, results of operations and cash flows; (15) securities shall be made except by means of a prospectus meeting economic, market, industry or business conditions; (16) the amended. This communication is not a solicitation of a proxy from activist investors or federal, foreign, state or local regulatory Required Communications Additional Information and Where to Find Itauthorities or plaintiffs in litigation; (17) the ability to implement The proposed transaction involving Quad/Graphics and LSCto sales forces, cost containment, asset realization, systems Communications will be submitted to the holders of class A and integration and other key strategies; (18) the risk that the anticipated class B common stock of Quad/Graphics and to the holders of tax treatment of the proposed transaction is not obtained; (19) common stock of LSC Communications for their consideration. In unexpected costs, charges or expenses resulting from the proposed connection with the proposed transaction, Quad/Graphics will transaction (20) the impact of adverse market conditions or other prepare a registration statement on Form S-4 that will include a joint similar risks to those identified herein affecting Quad/Graphics and proxy statement/prospectus to be filed with the Securities andLSC Communications and (21) the factors set forth under the heading Exchange Commission (the “SEC”), and each of Quad/Graphics and “Risk Factors” in Quad/Graphics’ and LSC Communications’ respective LSC Communications will mail the joint proxy statement/prospectusAnnual Reports on Form 10-K for the year ended December 31, 2017, to their respective shareholders and file other documents regardingfiled with SEC. These forward-looking statements are based on the proposed transaction with the SEC. Quad/Graphics urgesnumerous assumptions and assessments made by Quad/Graphics in investors and shareholders to read the joint proxylight of its experience and perception of historical trends, current statement/prospectus when it becomes available, as well asconditions, business strategies, operating environment, future other documents filed with the SEC, because they will containdevelopments and other factors that it believes appropriate. By their important information. Investors and shareholders will be able to nature, forward-looking statements involve known and unknown obtain the registration statement containing the joint proxy risks and uncertainties because they relate to events and depend on statement/prospectus and other documents free of charge at the circumstances that will occur in the future. The factors described in SEC’s web site, http://www.sec.gov, from Quad/Graphics Corporate the context of such forward-looking statements in this Communications upon request to Claire Ho, at 414-566-2955 or communication could cause actual results, performance or cho@qg.com, or from LSC Communications Investor Relations, Janetachievements, industry results and developments to differ materially Halpin, at investor.relations@lsccom.com or 773-272-9275. from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in be given that such expectations will prove to have been correct and with respect to the financial condition, results of operations andplace undue reliance on these forward-looking statements which Quad/Graphics and LSC Communications and certain plans and not assume any obligation to update the information contained in expected benefits of the proposed merger transaction. Theseevents or otherwise), except as required by applicable law. A further not relate only to historical or current facts. Forward-looking Quad/Graphics’s Annual Report on Form 10-K for the fiscal year “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, Form 8-K. meaning or the negative thereof. There are several factors which Participants in Solicitation expressed or implied in forward-looking statements. Such factors Quad/Graphics, LSC Communications and certain of their proposed transaction between Quad/Graphics and LSCmanagement and employees may be deemed to be participants in ability to obtain approval by the shareholders of Quad/Graphics and transaction under the rules of the SEC. Information regarding the transaction and the ability to satisfy various other conditions to the participants in the solicitation of proxies in connection with the agreement; (3) the ability to obtain governmental approvals of the statement/prospectus when it is filed with the SEC. You can find conditions imposed on the combined entities in connection with in its Annual Report for the year ended December 31, 2017 on Form savings and any other synergies from the proposed transaction may proxy statement relating to its 2018 Annual Meeting of disruption from the proposed transaction making it more difficult toinformation about LSC Communication’s directors and executive risks relating to any unforeseen liabilities of LSC Communications or on Form 10-K filed with the SEC on February 22, 2018 and the to manage disruptions in credit markets or changes to our credit Shareholders filed with the SEC on April 10, 2018. These documents anticipated capital or maintenance projects; (10) the reliability of processing units and other equipment; (11) business strategies, our capital resources and liquidity, including but not limited to, This communication does not constitute an offer to sell or the including within the expected timeframe; (13) the effect of sale of securities in any jurisdiction in which such offer, solicitation potential effects of judicial or other proceedings on our businesses,under the securities laws of any such jurisdiction. No offer of continued or further volatility in and/or degradation of general the requirements of Section 10 of the Securities Act of 1933, as anticipated effects of actions of third parties such as competitors,any investor or shareholder.

Quad Update October 31, 2018

Forward-Looking Statements • This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Quad/Graphics and the combined businesses of Quad/Graphics and LSC Communications and certain plans and objectives of Quad/Graphics with respect thereto, including the expected benefits of the proposed merger transaction. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: (1) the ability to complete the proposed transaction between Quad/Graphics and LSC Communications on the anticipated terms and timetable; (2) the ability to obtain approval by the shareholders of Quad/Graphics and the stockholders of LSC Communications related to the proposed transaction and the ability to satisfy various other conditions to the closing of the proposed transaction contemplated by the merger agreement; (3) the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entities in connection with consummation of the proposed transaction; (4) the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; (5) disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; (6) risks relating to any unforeseen liabilities of LSC Communications or Quad/Graphics; (7) consumer demand for our products; (8) our ability to manage disruptions in credit markets or changes to our credit rating; (9) the success or timing of completion of ongoing or anticipated capital or maintenance projects; (10) the reliability of processing units and other equipment; (11) business strategies, growth opportunities and expected investment; (12) the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plans, including within the expected timeframe; (13) the effect of restructuring or reorganization of business components; (14) the potential effects of judicial or other proceedings on our businesses, financial condition, results of operations and cash flows; (15) continued or further volatility in and/or degradation of general economic, market, industry or business conditions; (16) the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; (17) the ability to implement integration plans for the proposed transaction, including with respect to sales forces, cost containment, asset realization, systems integration and other key strategies; (18) the risk that the anticipated tax treatment of the proposed transaction is not obtained; (19) unexpected costs, charges or expenses resulting from the proposed transaction; (20) the impact of adverse market conditions or other similar risks to those identified herein affecting Quad/Graphics and LSC Communications and (21) the factors set forth under the heading “Risk Factors” in Quad/Graphics’ and LSC Communications’ respective Annual Reports on Form 10-K for the year ended December 31, 2017, filed with the SEC. These forward-looking statements are based on numerous assumptions and assessments made by Quad/Graphics in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors that it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Quad/Graphics does not assume any obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Quad/Graphics’s Annual Report on Form 10-K for the fiscal year ended December 31, 2017 and in its reports filed on Form 10-Q and Form 8-K. • • 2

Transaction-Related Communications Additional Information and Where to Find It The proposed transaction involving Quad/Graphics and LSC Communications will be submitted to the holders of class A and class B common stock of Quad/Graphics and to the holders of common stock of LSC Communications for their consideration. In connection with the proposed transaction, Quad/Graphics will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus to be filed with the Securities and Exchange Commission (the “SEC”), and each of Quad/Graphics and LSC Communications will mail the joint proxy statement/prospectus to their respective shareholders and file other documents regarding the proposed transaction with the SEC. Quad/Graphics urges investors and shareholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and shareholders will be able to obtain the registration statement containing the joint proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov, from Quad/Graphics Corporate Communications upon request to Claire Ho, at 414-566-2955 or cho@qg.com, or from LSC Communications Investor Relations, Janet Halpin, at investor.relations@lsccom.com or 773-272-9275. Participants in Solicitation Quad/Graphics, LSC Communications and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Quad/Graphics’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 21, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 4, 2018. You can find information about LSC Communication’s directors and executive officers in its Annual Report for the year ended December 31, 2017 on Form 10-K filed with the SEC on February 22, 2018 and the definitive proxy statement relating to its 2018 Annual Meeting of Shareholders filed with the SEC on April 10, 2018. These documents can be obtained free of charge from the sources indicated above. Non-Solicitation This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended. This communication is not a solicitation of a proxy from any investor or shareholder. 3

Stronger Together Quad/Graphics to Acquire LSC Communications in All-Stock Transaction Business Combination Creates Highly Efficient Print Platform to Fuel Quad’s 3.0 Transformation and Strengthen the Role of Print in a Multichannel Media World 4

Stronger Together A leading marketing solutions provider. A global leader in print and digital media solutions. $4.2 billion $3.9 billion 9/30/2018 Net Sales — Trailing Twelve Months(1) 9/30/2018 Net Sales — Trailing Twelve Months 55 Manufacturing & Distribution Facilities Worldwide 59 Manufacturing & Distribution Facilities Worldwide 6,900 Clients Worldwide 3,000 Clients Worldwide 22,000 Employees Worldwide 22,000 Employees Worldwide (1) Note that LSC Communications 9/30/2018 net sales on a trailing twelve month basis includes $244 million of sales associated with the European printing business that was sold on 9/28/2018. 5

Strategic Rationale for Acquisition Delivers More Efficiency & Flexibility Opportunities for Clients Generates Synergies & Additional Free Cash Flow Fuels Quad 3.0 Transformation • Expected to generate net synergies in less than two years. Expected to create additional Free Cash Flow generation. • Creates a highly efficient print platform to fuel Quad’s 3.0 transformation strategy that creates value by leveraging Quad’s strong print foundation as part of a much larger and more robust integrated marketing solutions offering. Strengthens role of print in a multichannel world. Broadens Quad’s client base and revenue-generating potential. • + • • Maintains Long-Term Strategic Vision Maintains Strong & Healthy Balance Sheet • Preserves Quadracci Family leadership and voting control in the company. • Joel Quadracci will be Chairman, President & CEO of the combined company. • • All-stock transaction Allows Quad to maintain strong and healthy balance sheet for future capital deployment opportunities, including investing in the business, making strategic acquisitions and returning capital to shareholders. 6 • Enhances production and distribution efficiencies and flexibility from the greater scale of the combined complementary platforms. • Expands logistics services and volume-driven postage savings programs like co-mail. • Strengthens print management services and business process outsourcing.

Combination Strengthens Print Platform 4% 6% Magazine, Catalog $4.2 billion Int’l. Logistics $8.1 billion 9/30/2018 Net Sales — 8% Logistics Magazine, & Retail Magazine, 14% Products Int’l.(1) & Retail Books Books Trailing Twelve Months(1) 7 Packaging Other & Instore Media Bo ks Solutions 9%49% & Retail Inserts 9/30/2018 Net Sales — 10% Trailing Twelve Months Dire Mail & mercial 2%, Directories 2%, Media Solutions Logistics 5% Int’l.(1) 41% Office Catalog Inserts $3.9 billion 9/30/2018 Net Sales — 27% (1) Note that LSC Communications 9/30/2018 net sales on a trailing twelve month basis includes $244 mill Packaging & Instore Other Media Solutions 3%3% Direct Mail & Commercial Office Products 45% Catalog Trailing Twelve MonthsInserts 9% 16% ion of sales associated with the European printing business that was sold on 9/28/2018.

Transaction Overview 100% Stock Transaction 0.625 share exchange ratio Expected to achieve approximately $135 million in net synergies in less than two years Closing of the transaction is not contingent on financing. Quad has secured a financing commitment from JPMorgan Chase Bank, N.A. Expected to close in mid-2019, subject to regulatory approval, approval of LSC and Quad shareholders and other customary closing conditions Quad will expand board of directors to include two members from LSC Communications’ existing board 8 Acquisition Discipline Balance Sheet Integrity Executable Integration Economics Make Sense Good Strategic Fit Governance Expected Closing Financing Net Synergies Share Exchange Ratio Type of Transaction

Antitrust

Until Closing… • It is business as usual • We remain competitors with LSC • Maintain focus on our clients and EBITDA enhancement • Do not speculate or spread or listen to rumors • No discussion of sales, pricing, and division of customers or geographies • Acquisition expected to close mid-2019 10

Sales Toolkit

Client Facing Toolkit • FAQ - internal only • Talking Points – internal only • Salesforce instructions for calling tree execution • PPT Overview • Rep “Cover” Email • Client Email from Joel 12

Thank you

Social Media Channels Facebook Post Copy: We recently announced that Quad/Graphics intends to acquire LSC Communications. This business combination creates a highly efficient print platform to fuel Quad’s 3.0 transformation and strengthen the role of print in a multichannel media world. Click the following link to view the press release: http://investors.qg.com/phoenix.zhtml?c=231687&p=irol-newsArticle&ID=2374340

LinkedIn Post Copy: We recently announced that Quad/Graphics intends to acquire LSC Communications. This business combination creates a highly efficient print platform to fuel Quad’s 3.0 transformation, and will strengthen the role of print in a multichannel media world. Click the following link to view the press release: http://investors.qg.com/phoenix.zhtml?c=231687&p=irol-newsArticle&ID=2374340

Twitter Post Copy: We recently announced that Quad/Graphics intends to acquire LSC Communications. This business combination creates a highly efficient print platform to fuel Quad’s 3.0 transformation, and will strengthen the role of print in a multichannel media world. Click the following link to view the press release: http://investors.qg.com/phoenix.zhtml?c=231687&p=irol-newsArticle&ID=2374340